9/13

Follow-Up Materials

0207607?

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Burns Philp & Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 20 2002
P THOMSON FINANCIAL

FILE NO. 82- 1565 FISCAL YEAR 6-30-02

• *Complete for initial submissions only* •• *Please note name and address changes*

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OICF/BY: dlw

DATE : 9/16/02

Burns Philp & Company Limited – 2002 Annual Report

Burns Philp

2002 Annual Report

Burns, Philp & Company Limited

ACN 000 000 359

Registered Office

Level 2, 44 Martin Place

Sydney NSW 2000 Australia

Telephone: +61 2 9227 9333

Facsimile: +61 2 9223 1234

Email: shareholder.enquiries@burnsphilp.com

Website: www.burnsphilp.com

Managing Director & Chief Executive Officer

Thomas J Degnan

Share Registry

ASX Perpetual Registrars Limited

Level 8, 580 George Street

Sydney NSW 2000

(Locked Bag A14, Sydney South NSW 1232)

Australia

Telephone: +61 2 8280 7127

Facsimile: +61 2 9261 8489

Email: registrars@asxperpetual.com.au

Website: www.asxperpetual.com.au

Auditors

KPMG

Annual General Meeting

Monday 4 November 2002 at 10.30 am

Wesley Theatre

Lower Ground Floor

Wesley Conference Centre

220 Pitt Street

Sydney NSW 2000

Burns, Philp & Company Limited, incorporated and domiciled in Australia, is a public company limited by shares.

Contents

Chairman's Report

I am pleased to report another year of significant growth and improved performance at Burns Philp.

The trading result showed improved profitability largely due to the success of strategic initiatives over the last few years and in particular successful cost reduction projects. The net profit attributable to shareholders (before significant items and recognition of a US tax benefit) increased 50.8% to $133.5 million from $88.5 million (2001).

From a corporate perspective, a number of strategies were executed or more recently undertaken to enhance the Group's structure and flexibility including:

- raising of additional equity, coincident with and in support of the buy-back of the 7.5% Notes;
- the restructure of the terms, conditions and maturity of the Group's debt including the raising of US$400 million Senior Subordinated Notes, so that, after taking into account the redemption of the outstanding Euroconvertible Bonds, the earliest debt maturity is now 2006 with the balance maturing in 2012;
- agreement to sell the non core Terminals business, subject to certain conditions;
- agreement to sell the non core Vinegar business, subject to certain conditions; and
- entry into negotiations to acquire Kraft's South American Fleischmann's yeast and bakery ingredients business.

Burns Philp has continued to invest in major new plant and plant expansions in China, Portugal, Germany, India and Indonesia. The Group has also implemented a number of new cost reduction initiatives to improve profitability including the closure of the relatively high cost plant in Oakland, California.

On behalf of the Directors and shareholders I thank all employees for their continuing dedication and hard work.

The Group's core businesses are performing well and this, coupled with the improved balance sheet, gives the Board confidence in the Group's ability to continue to grow its business.

Alan McGregor AO
Chairman

Managing Director's Review of Operations

Burns Philp, an Australian based food company, is involved in the production and distribution of food ingredients and branded consumer food products. The Group produces fresh and dry bakers' yeast for commercial bakeries, dry yeast for consumer use in homebaking and manufactures and distributes bakery ingredients, industrial vinegar and yeast extracts. The Group also blends, markets and distributes herbs and spices, dry sauce mixes and other consumer food products throughout North America. During the course of the financial year, the Group also operated portside bulk liquid storage facilities in Australia and New Zealand. Conditional agreements for the sale of both the vinegar business and the Terminals business were entered into after year-end.

HIGHLIGHTS

A$ million	30 June 2002	30 June 2001	% Change
Sales	**1,391.6**	1,421.6	(2.1%)
Trading EBITDA before significant adjustments	**294.5**	261.9	12.4%
Significant adjustments:			
– Provision for closure of Oakland plant	**(25.1)**	–	N/A
– Provision for amounts due from Kmart USA	**(10.1)**	–	N/A
Trading EBITDA	**259.3**	261.9	(1.0%)
Depreciation	**(60.6)**	(64.9)	6.6%
Amortisation of goodwill and identifiable intangibles	**(11.9)**	(11.6)	(2.6%)
Trading EBIT	**186.8**	185.4	0.8%
Net interest expense	**(65.9)**	(82.8)	20.4%
Income tax:			
– Before recognition of US future income tax benefit	**(19.3)**	(12.1)	(59.5%)
– US future income tax benefit recognised	**47.9**	-	N/A
Total income tax benefit/(expense)	**28.6**	(12.1)	N/A
Outside equity interests	**(3.3)**	(2.0)	(65.0%)
Net profit attributable to members of Burns, Philp & Company Limited	**146.2**	88.5	65.2%
Net profit attributable to members of Burns, Philp & Company Limited excluding significant adjustments and recognition of US tax benefit	**133.5**	88.5	50.8%
Total shareholders' funds	**479.5**	277.9	72.5%

The key measures of EBITDA, EBIT and net profit were up on last year and in line with forecasts before adjusting for significant items. The result was due to a combination of margin improvements, cost reduction initiatives and profit enhancement projects implemented during this and the preceding two years.

The financial performance of the Group was also enhanced by the continued growth in developing markets. The Company is a global business, with 48 plants in 20 countries. Its geographical diversity means that the Group can continue to perform well despite difficult trading conditions in some markets.

Managing Director's Review of Operations (continued)

The increase in shareholders' funds from $277.9 million to $479.5 million reflected the satisfactory trading result (including the $47.9 million tax benefit) and the capital raising that accompanied our August 2001 refinancing ($240 million). These were partially offset by the unfavourable movement in our foreign currency translation reserve primarily due to the devaluation of the Argentine peso ($151 million).

The Group invested approximately $82 million on capital expenditure during the year, the majority of this being invested in profit enhancement programs. Major projects included the rationalisation of the Group's yeast manufacturing operations in Argentina and expansion of yeast production capacity in Portugal, Germany, India, Indonesia and China. In March 2002 the Group closed its relatively high cost yeast plant in Oakland, California. This initiative will make a positive contribution to profitability next year. Further rationalisation and productivity improvements in our herbs and spices operation provided immediate material cost reductions. We also enjoyed the benefits flowing from other projects completed during the years ended 30 June 2000 and 2001.

On 13 August 2001 the Group refinanced its senior debt. In addition the Group raised $240 million of new equity through the issuance of approximately 799 million converting preference shares and bought back approximately $266 million of outstanding 7.5% Notes. The result of these transactions was that the Group strengthened its balance sheet, obtained long term funding and achieved the financial flexibility to continue to develop the business.

On 5 June 2002 the Group announced that it had entered into a preliminary agreement with Kraft Foods International Inc. to acquire its Fleischmann's yeast and industrial bakery ingredients business in South America. The agreement is conditional upon the negotiation of a sale and purchase agreement as well as approval of the board of Kraft Foods Inc.

On 21 June 2002 the Group raised US$400 million of new senior subordinated debt in the US. This debt has a term of 10 years, maturing in 2012. As part of this fund raising, the Group was to redeem its outstanding US$98.3 million guaranteed subordinated convertible debt bonds. The redemption was completed on 9 September 2002. This new debt raising, together with the redemption of the convertible debt bonds, has resulted in the Group's debt being restructured so that its earliest maturity is now 2006 with the balance maturing in 2012.

On 7 August 2002 the Group announced that it had entered into an agreement for the sale of the Terminals Division in Australia and New Zealand to subsidiaries of Kaneb Pipe Line Operating Partnership LP for anticipated proceeds of approximately $83 million. Completion of the sale is conditional on obtaining a number of third party consents. It is anticipated that the sale will be completed by the end of September 2002.

On 23 August 2002 the Company entered into a conditional agreement for the sale of the Vinegar Division to Swander Pace Capital L.L.C., a US based private equity investor. The anticipated proceeds of the sale are approximately $88 million. It is anticipated that the sale will be completed by the end of September 2002.

The Group has significant tax losses in the United States. In accordance with Australian and US Accounting Standards, the Group is required to recognise tax losses provided they satisfy certain criteria, including under Australian Accounting Standards, that the Directors are of the opinion that virtual certainty exists in relation to the recoverability of a component of the unrecognised future income tax benefit. Accordingly, the result includes a gain arising on the recognition of a $47.9 million deferred tax asset in relation to the US businesses.

BURNS PHILP'S BUSINESS SEGMENTATION

A review of the Group's four areas of operations (Yeast and Bakery Ingredients, Vinegar, Herbs and Spices, Terminals and Bulk Storage) follows.

The pie charts below illustrate the contributions made by the Group's businesses for the year ended 30 June 2002.

Sales 2001/2002 (A$1,392 million)


Vinegar 6%
Terminals & Bulk Storage 2%
Herbs & Spices 32%
Yeast/Bakery 60%

EBIT 2001/2002 [Excluding Corporate] [Including Share of Net Profits of Associates] (A$207 million)


Vinegar 5%
Terminals & Bulk Storage 4%
Herbs & Spices 22%
Yeast/Bakery 69%

EBITDA 2001/2002 [Excluding Corporate] [Including Share of Net Profits of Associates] (A$278 million)


Terminals & Bulk Storage 5%
Vinegar 5%
Yeast/Bakery 71%
Herbs & Spices 19%

Consolidated Total Assets* as at 30 June 2002 (A$1,455 million)


Yeast/Bakery 69%
Herbs & Spices 16%
Technical & Corporate 5%
Terminals & Bulk Storage 4%
Vinegar 6%

* Includes segment cash and equity accounted investments. Excludes unallocated cash, deferred tax assets and deferred borrowings costs.

Managing Director's Review of Operations (continued)

Yeast and Bakery Ingredients

A$ million	30 June 2002	30 June 2001	% Change
Sales	**834.0**	857.7	(2.8%)
Trading EBITDA (before Oakland closure costs provision)	**222.3**	204.7	8.6%
Trading EBIT (before Oakland closure costs provision)	**168.3**	146.6	14.8%
Oakland closure costs provision	**(25.1)**	–	N/A
Trading EBITDA	**197.2**	204.7	(3.7%)
Trading EBIT	**143.2**	146.6	(2.3%)
Total assets	**1,013.0**	1,292.3	(21.6%)

The yeast and bakery ingredients group is segmented into four regions and the pie charts below illustrate the contributions made by each region for the financial year 2002.

Yeast and Bakery Sales 2001/2002 (A$834 million)


Asia Pacific 17%
North America 43%
Europe 20%
South America 20%

Yeast and Bakery EBIT 2001/2002 [Including Share of Net Profits of Associates] (A$143 million)


Asia Pacific 17%
North America 40%
Europe 24%
South America 19%

Yeast and Bakery EBITDA 2001/2002 [Including Share of Net Profits of Associates] (A$197 million)


Asia Pacific 16%
North America 41%
Europe 23%
South America 20%

Yeast and Bakery Consolidated Total Assets as at 30 June 2002 (A$1,013 million)


Asia Pacific 23%
North America 39%
Europe 24%
South America 14%

Bakers' yeast is a non substitutable ingredient used in the production of bread, a food staple consumed by millions of people around the world every day. Yeast is produced in fresh and dry forms. Fresh yeast is available as a liquid (cream) or a solid (compressed, crumbled or block). Fresh yeast is more consistent and as such is the preferred product, particularly by the large, automated bakeries. However, fresh yeast has a limited life and its distribution is dependent upon adequate infrastructure (ie roads, refrigeration). Where infrastructure is limited, dry yeast is preferred. Burns Philp is primarily a producer of fresh yeast. The Group has two global yeast competitors and also competes with a number of regional and local producers.

In addition, the Group produces and distributes related products including yeast extracts, bakery ingredients (including the fats and oils businesses in South America) and vinegar. The Group operates 31 yeast, 2 yeast extract and 5 bakery ingredient plants in 20 countries. Its distribution networks supply products into a large number of additional markets.

Sales decreased marginally due largely to the appreciation of the Australian dollar versus the Argentine peso. Earnings increased due to margin improvements, cost reduction initiatives and capital productivity improvements arising from capital projects.

The decrease in total assets was primarily due to the depreciation of the Argentine peso.

Comments on the performance by region follows:

North America

Fleischmann's, the Group's North American yeast and bakery ingredients operation, experienced a successful year with trading EBIT improving by 20.8% over last year before the $25.1 million provision for the closure of the Oakland plant. A full year benefit of the La Salle expansion project was realised, prices firmed and other cost cutting measures took effect. Volume in the consumer segment declined, however the efficiency gain and cost reduction associated with the La Salle expansion project increased the profitability of this business. In March 2002 the Group closed its relatively high cost yeast plant in Oakland, California. This initiative will make a positive contribution to profitability next year.

South America

The Group operates in Argentina, Brazil, Uruguay and Chile. It manufactures and distributes yeast, bakery ingredients, fats and oils. Sales revenue in this region was down 25% on last year due to the devaluation of the region's currencies and in particular the Argentine peso. The successful implementation of the Group's rationalisation projects has gone a long way towards offsetting the adverse economic conditions in the region.

Europe and Yeast Extracts

The overall results from the Group's operations across Europe were consistent with last year. Each business performed in accordance with budget except Turkey which suffered from difficult economic conditions and intense competition. The expansion of the Portuguese plant, which included the construction of a new yeast dryer, was completed. The plant is producing high quality product that is being consumed domestically and exported to the US and into many other markets around the world including North Africa. The plant is now running at full capacity to meet demand. The Group's yeast extracts businesses increased profits due to the capital investments and increased productivity measures that were implemented over the last two years.

Asia Pacific

Profit increased in most markets in this region and the Group again improved its market positions. Further capacity was added to our plants in Vietnam, China, Indonesia and India. A new plant was acquired in Chiplun, India and a small plant is under construction in Pakistan.

Managing Director's Review of Operations (continued)

Vinegar

A$ million	30 June 2002	30 June 2001	% Change
Sales	**84.8**	89.6	(5.4%)
Trading EBITDA	**14.9**	14.2	4.9%
Trading EBIT	**10.9**	9.5	14.7%
Total assets	83.9	82.4	1.8%

Fleischmann's Vinegar is the leading supplier of industrial vinegar in North America. Sales in this category were lower than last year primarily due to the Group's exit from the unprofitable consumer segment. Profit for the year was also improved due to the exit from the consumer segment and margin improvements.

On 18 April 2002 the Group announced its intention to sell this business. On 23 August 2002, subsequent to year end, the Company entered into an agreement for the sale of the vinegar division to Swander Pace Capital L.L.C., a US based private equity investor. The anticipated proceeds of the sale are approximately $88 million.

Completion of the sale is conditional on satisfaction of usual closing conditions, including the purchaser obtaining financing for the acquisition and certain third party consents. It is anticipated that the sale will be completed by the end of September 2002.

Herbs and Spices

A$ million	30 June 2002	30 June 2001	% Change
Sales	**439.5**	438.9	0.1%
Trading EBITDA (before Kmart USA provision)	**62.2**	41.3	50.6%
Trading EBIT (before Kmart USA provision)	**54.7**	33.3	64.3%
Kmart USA provision	**(10.1)**	–	N/A
Trading EBITDA	**52.1**	41.3	26.1%
Trading EBIT	**44.6**	33.3	33.9%
Total assets	**229.3**	253.3	(9.5%)

Our herbs and spices business primarily involves the sourcing, grinding, blending, packaging and distribution of herbs and spices products to both the foodservice and consumer markets in the United States. We also sell cake decorations and dry sauce mixes. We operate from one site located near Des Moines, Iowa.

We also operate a pepper processing facility in India and, through a joint venture, a cassia processing facility in Indonesia.

Tone Brothers, Inc., the Group's North American herb and spice operation, recorded a significant increase in profitability despite a provision for amounts due from Kmart USA. This increase was achieved primarily as a result of margin improvements and efficiency gains in the operation.

Terminals and Bulk Storage

A$ million	**30 June 2002**	30 June 2001	% Change
Sales	**29.9**	30.7	(2.6%)
Trading EBITDA	**14.1**	16.4	(14.0%)
Trading EBIT	**7.9**	11.2	(29.5%)
Total assets	**54.3**	49.5	9.7%

Sales at the Terminals and bulk storage business were stable. Significant costs were provided to reflect expected remediation costs relating to the pending closure of part of the Coode Island site.

On 18 April 2002 the Group announced its intention to sell this business. On 7 August 2002, subsequent to year end, the Group announced that it had entered into an agreement to sell this business to subsidiaries of the Kaneb Pipe Line Operating Partnership LP. Completion of the sale is conditional on obtaining a number of third party consents. It is anticipated that these consents will be obtained and the sale completed prior to the end of September 2002.

SUMMARY

Since 30 June 2001 the Group has:

- achieved a satisfactory earnings result, increasing EBITDA (before significant items) from $261.9 million to $294.5 million;
- realised the full year benefits of many of the projects undertaken during the past two years;
- restructured the terms, conditions and maturity of the Group's debt, including the raising of US$400 million Senior Subordinated Notes, so that, after taking into account the redemption of the outstanding Euroconvertible Bonds, the earliest maturity is now 2006 with the balance maturing in 2012;
- raised additional equity;
- entered into an agreement to sell the non core Terminals business, subject to certain conditions;
- entered into an agreement to sell the non core Vinegar business, subject to certain conditions; and
- entered into negotiations to acquire Kraft's South American Fleischmann's yeast and bakery ingredients business.

The Group's balance sheet and liquidity position are strong and its businesses have continued to perform satisfactorily.

Thomas J Degnan
Managing Director
& Chief Executive Officer

Directors' Report

Your Directors present their report made in accordance with a resolution of the Directors with respect to the financial report of Burns, Philp & Company Limited (the Company) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities (the Group) for the year ended 30 June 2002 and the audit report thereon.

DIRECTORS

The Directors of the Company in office and each of their qualifications, experience and special responsibilities at the date of this report are:

Name and Qualifications	Age	Experience and Special Responsibilities
Alan McGregor AO, MA(Hons), LLB	66	Chairman. Appointed to the Board on 3 March 1993. Member of the Audit Committee. A lawyer, Mr McGregor is Chairman of James Hardie Industries N.V. and Australian Wool Testing Authority Limited. He is a director of several unlisted companies and a board or committee member of numerous charitable and community-related organisations.
Graeme Hart MBA	47	Deputy Chairman. Appointed to the Board on 22 September 1997. Member of the Audit Committee. Mr Hart is the Managing Director and owner of Rank Group Limited.
Thomas Degnan BA	54	Appointed Chief Executive Officer on 1 September 1997 and Managing Director on 3 September 1997. Member of the Audit Committee for the period to 30 June 2002, but resigned as a member on 14 August 2002. Mr Degnan was previously Group Vice President, Universal Foods Corporation, a North American based yeast and specialised food products manufacturer.
Mark Burrows BA, LLB, ASIA	58	Appointed to the Board on 21 October 1991. Chairman of the Audit Committee. An investment banker, Mr Burrows is currently Deputy Chairman of ING Barings Holdings Limited (UK) and Brambles Industries Limited, and a director of John Fairfax Holdings Limited.
Fred Smith Cert Mech E, BComm	70	Appointed to the Board on 3 March 1993. Member of the Audit Committee.

All of the Directors have been in office for the whole of the reporting period.

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of committees of Directors) and number of Audit Committee meetings attended by each of the Directors of the Company during the financial year were:

	Directors' Meetings (b)		Sub-Committee Meeting (c)		Audit Committee Meetings (d)	
	No. Held (a)	No. Attended	No. Held (a)	No. Attended	No. Held (a)	No. Attended
A G McGregor	7	7	–	–	2	2
G R Hart	7	7	1	1	2	2
T J Degnan	7	7	1	1	2	2
M D I Burrows	7	7	–	–	2	2
F W Smith	7	7	–	–	2	2

(a) Reflects the maximum number of meetings each Director was eligible to attend.

(b) In addition to the meetings held, written resolutions of the Board of the Company were passed on 29 November 2001, 28 February 2002 and 28 May 2002.

(c) Pricing Committee meeting to approve certain terms of the Senior Subordinated Notes.

(d) On 18 December 1997 it was determined that the full Board of the Company would constitute the Audit Committee. On 14 August 2002 the Board of the Company resolved that only non executive directors would constitute the Audit Committee. Mr Degnan resigned as a member of the Audit Committee on 14 August 2002.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the financial year were the manufacture, marketing and distribution of yeast and bakery ingredients, herbs and spices, industrial vinegar and the provision of terminalling and bulk storage facilities.

REVIEW OF OPERATIONS

The Managing Director's review of operations and the results of those operations for the financial year is set out on pages 3 to 9 of this Annual Report.

STATE OF AFFAIRS

The following significant changes in the state of affairs of the Group occurred during the financial year under review:

In May 2001 the Group announced a proposal to raise additional equity by the issue of approximately $107 million converting preference shares (CP Shares) in a rights issue and a further $133 million CP Shares as part repayment for an offer to buy-back the outstanding $266 million 7.5% Notes (Equity Raising). The Equity Raising was undertaken in conjunction with the refinancing of the Group's outstanding senior debt. In summary, the proposal involved the following steps:

- an agreement to enter into a new five year term finance facility with lenders for US$425 million, the proceeds of which were to be used primarily to refinance the Group's existing senior debt;
- an agreement to enter into a US$25 million revolving loan facility;
- raising approximately $240 million of new equity through the issue of CP Shares; and
- an offer to buy-back approximately $266 million of the outstanding 7.5% Notes, funded 50% by cash and 50% by the issue of CP Shares.

These transactions were completed on 13 August 2001.

In addition to the $240 million raised by the issue of CP Shares, holders of approximately $261 million (98%) of the 7.5% Notes outstanding accepted the buy-back offer. The balance of the outstanding 7.5% Notes ($5.3 million) was redeemed for cash on 2 October 2001.

US$10 million of the term loan facility has subsequently been repaid in accordance with its terms. The revolving loan facility remains undrawn and has subsequently been reduced to US$10 million.

On 5 June 2002 the Group announced that it had entered into a preliminary agreement with Kraft Foods International Inc. to acquire its Fleischmann's yeast and bakery ingredients business in Latin America.

On 21 June 2002 a subsidiary of Burns, Philp & Company Limited, Burns Philp Capital Pty Limited, issued in a private offering US$400 million of Senior Subordinated Notes that bear interest at 9.75% and mature on 15 July 2012. The Company and a number of its subsidiaries have guaranteed the obligations of the issuer of the Senior Subordinated Notes (including with respect to the payment of principal and interest).

CONSOLIDATED RESULT

The net consolidated result attributable to members of the Company for the financial year was a profit of $146.2 million.

EVENTS SUBSEQUENT TO BALANCE DATE

Except as reported below, no matter or circumstance has arisen since the end of the reporting period that has significantly affected, or may significantly affect, the Group's operations, the results of those operations, or its state of affairs in future financial years.

As discussed above, on 21 June 2002 a subsidiary of Burns, Philp & Company Limited, Burns Philp Capital Pty Limited, issued in a private offering US$400 million of Senior Subordinated Notes that bear interest at 9.75% and mature on 15 July 2012. On 9 August 2002 Burns, Philp & Company Limited lodged with the Securities and Exchange Commission in the United States, a Form F-4 Registration Statement for registration of an exchange offer under which the Senior Subordinated Notes issued on 21 June 2002 will be exchanged for identical registered notes. It is anticipated that the Registration Statement will be declared effective in November 2002.

On 1 August 2002 Burns Philp Treasury (Europe) BV gave notice to the trustee and holders of the guaranteed subordinated convertible debt bonds (Debt Bonds) that it would redeem, in accordance with their terms of issue, all of the outstanding Debt Bonds (approximately $180.0 million) on 9 September 2002. Upon redemption of the Debt Bonds on 9 September 2002, the Debt Bonds and the attached Conversion Bonds were cancelled.

On 7 August 2002 the Company entered into an agreement to sell the Terminals Division to subsidiaries of Kaneb Pipe Line Operating Partnership LP for anticipated sale proceeds of $83 million. Completion of the sale is conditional on obtaining a number of third party consents. It is anticipated that these consents will be obtained and the sale completed prior to the end of September 2002.

On 23 August 2002 the Company entered into an agreement for the sale of the Vinegar Division to Swander Pace Capital L.L.C. for anticipated sale proceeds of $88 million. It is anticipated that the sale will be completed by the end of September 2002.

DIVIDENDS

There have been no dividends paid, declared or recommended since the end of the previous financial year in respect of the ordinary shares. The CP Shares are entitled to receive, where there are profits available for payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30 per CP Share. Dividends are paid quarterly. Since the end of the previous financial year, the following interim dividends were paid to holders of the CP Shares:

Payment Date	Total Dividend	Rate per CP Share (cents)
2 October 2001	$2,507,793	0.31438
31 December 2001	$4,424,469	0.55480
2 April 2002	$4,522,053	0.56710
1 July 2002	$4,423,953	0.55480

LIKELY DEVELOPMENTS

Likely developments in the Group's operations in future financial years and the expected results of those operations are reported as appropriate (refer Managing Director's review of operations).

ENVIRONMENTAL REGULATION

Introduction

All of the Group's manufacturing operations are subject to the environmental laws of the particular countries in which they operate. The management of environmental risks and compliance with environmental laws is regarded as a key issue. The Company has locally based procedures to monitor and manage compliance with existing and new environmental regulations as they come into force.

The Directors are not aware of any significant breaches of environmental regulations during the financial year.

Environmental Improvements

During the financial year the Group continued its program of environmental improvement initiatives at its manufacturing locations world-wide. As in previous years, the main area of focus was in improving wastewater treatment facilities at its yeast manufacturing operations.

Environmental Performance – Australian Operations

Burns Philp's Australian operations are principally in two areas:

- Bakers' yeast (two manufacturing sites (following the closure of the South Yarra facility in July 2002), one bulk distribution site and one technology and development site).
- Terminalling and bulk storage facilities (four locations).

All of these operations are subject to environmental regulation, mainly under State environmental laws. The areas of regulation applicable include air emissions, water and wastewater discharges, noise emissions, dangerous goods storage and handling, solid and liquid waste disposal and site contamination. All eight operating locations hold licences from State environmental agencies with regard to at least one of these issues.

During the period under review compliance with the requirements of the relevant environmental laws was substantially achieved. There are ongoing environmental issues as specified below where appropriate corrective and preventative actions are being taken to ensure compliance with relevant statutory and licence requirements.

Yeast Manufacturing Operations

With respect to the yeast manufacturing operation located in Sydney, the Company has agreed to enter into a voluntary remediation proposal with respect to soil and groundwater contamination at the site. The Company is required to submit a remediation proposal with respect to the site by 18 November 2002.

Terminals

Botany Facility

Terminals was issued with a Penalty Infringement Notice in respect of a minor leak of oil from a hose at the Bulk Liquids Berth, Port Botany. The EPA imposed a penalty of $1,500 in respect of the spill.

Coode Island Facility

The activities conducted at the Coode Island facility generate vapours which are required to be treated prior to being released to the atmosphere. The Victorian EPA has amended Terminals' discharge licence. A new combustion vapour emission control system (currently under construction) to capture and treat these vapours is being installed and will replace the current vapour emission control system.

Terminals has submitted to the Victorian EPA a groundwater management plan for the ongoing management of its Coode Island west side groundwater. Terminals has also submitted to the Victorian EPA a remediation action plan that outlines the proposed remediation strategy for the Coode Island east side which will be vacated by 31 July 2004.

Environmental Performance – International

Burns Philp's overseas operations are regulated by national or state environmental laws which are administered by relevant regulatory authorities.

Compliance with regulatory requirements was substantially achieved across all operations. At some yeast manufacturing operations wastewater discharges do not meet local standards but action plans are in place to address those issues and there is an ongoing program of investment in improved wastewater treatment systems across the Group.

REMUNERATION OF DIRECTORS AND EXECUTIVES

Under Group policy the performance and remuneration of the Board and senior executives are reviewed annually. The Managing Director's remuneration is approved by the Board. The fees paid to non executive Board members are determined by the Board and are within the combined amount approved by the shareholders of the Company in General Meeting on 19 November 1993.

The maximum amount of fees payable to non executive Directors of Burns, Philp & Company Limited, in aggregate, is $450,000 (exclusive of retirement payments). For the year to 30 June 2002 the basic fee paid to a non executive Director was $45,000. Additional fees were paid to Mr A G McGregor, Mr M D Burrows and Mr F W Smith for their participation on committees of the Board and/or committees requiring Board representation. The Chairman was paid three times the basic fee, ie $135,000 plus statutory superannuation contribution. The Deputy Chairman, Mr G R Hart, did not receive a director's fee for the financial period.

Executive remuneration and other terms of employment are reviewed annually by the Company having regard to performance during the year, relevant comparative information and independent expert advice. The broad policy is to ensure that remuneration packages properly reflect the nature of the individual's duties and responsibilities and are competitive enough to attract, retain and motivate people of the highest calibre.

Senior executives may receive a performance based incentive related to achievement of specific objectives set at the start of the year, including profit achievement and operational goals. Non executive Directors do not receive any performance based remuneration.

Directors' Report (continued)

Details of the nature and amount of each element of the emoluments of each Director of Burns, Philp & Company Limited are as follows:

Directors	Base Emolument A$	Incentives (a) A$	Non Cash Benefits A$	Superannuation Contributions A$	Options Issued (b) A$	Retirement Benefits A$	Total Emoluments A$
Non executive							
M D I Burrows	50,000	–	–	4,000	–	–	54,000
G R Hart	–	–	–	–	–	–	–
A G McGregor	135,000	–	–	10,800	–	–	145,800
F W Smith	48,000	–	–	3,840	–	–	51,840
Executive							
T J Degnan (c)	1,746,446	716,606	587,461	835,407	–	–	3,885,920

(a) Incentives amounts are estimates only, as assessment and payment of incentives for the year ended 30 June 2002 have not been completed.

(b) No options over unissued shares in the Company were granted to any Directors or any officers of the Burns Philp Group as part of their remuneration during the reporting period.

(c) Remuneration is payable in currencies other than A$ and for the purposes of disclosure have been converted at prevailing exchange rates.

Burns, Philp & Company Limited is the holding company of the Burns Philp Group. Other than T J Degnan, whose emoluments are disclosed above, only four individuals qualify as "officers of Burns, Philp & Company Limited" for the purposes of the Corporations Act 2001. Details of the nature and amount of each element of the emoluments of each of the four most highly remunerated officers of Burns, Philp & Company Limited and of the five officers of the Burns Philp Group receiving the highest emolument are as follows:

Executive Officers (excluding Directors)	Base Emolument A$	Incentives (a) A$	Non Cash Benefits (d) A$	Superannuation Contributions A$	Options Issued (b) A$	Retirement Benefits A$	Total Emoluments A$
The Company							
A P Hugli	355,000	88,750	27,308	–	–	–	471,058
H D Golding	240,000	67,500	42,105	30,000	–	–	379,605
R Meagher	252,000	70,000	–	28,000	–	–	350,000
G Black	158,409	41,000	45,191	41,167	–	–	285,767
Consolidated							
S Martin (c)	764,380	573,285	87,806	12,230	–	–	1,437,701
J Lynch (c)	340,623	73,162	109,313	286,834	–	–	809,932
F Schoonyoung (c)	584,523	138,544	76,369	–	–	–	799,436
O Devotto (c)	483,756	–	47,497	33,178	–	–	564,431
F Wall (c)	317,140	69,326	95,160	11,177	–	–	492,803

(a) Incentives amounts are estimates only, as assessment and payment of incentives for the year ended 30 June 2002 have not been completed.

(b) No options over unissued shares in the Company were granted to any Directors or any officers of the Burns Philp Group as part of their remuneration during the reporting period.

(c) Remuneration is payable in currencies other than A$ and for the purposes of disclosure have been converted at prevailing exchange rates.

(d) This includes movements in accrued annual leave liabilities from the previous financial year.

OPTIONS OVER UNISSUED SHARES OR INTERESTS

The Company's shareholders approved a recapitalisation of the Company at Extraordinary General Meetings held in February 1998 and June 1999. The $300 million recapitalisation plan involved the raising of $250 million through a placement of 7.5% Notes and Options (2003 Options) to the Company's largest shareholders and $50 million by way of a renounceable rights issue of 7.5% Notes and 2003 Options to all shareholders. The recapitalisation was completed in December 1999.

Full details relating to the issue of the 2003 Options referred to above are set out in note 17 of the financial statements, together with information regarding other options issued by the Company over unissued shares or interests in the Company. The 2003 Options are freely tradeable and are quoted on the Australian Stock Exchange Limited (ASX) under the code "BPCO".

As at 22 August 2002 the number of unissued ordinary shares under option was 1,229,474,922. As the 2003 Options can be exercised at any time prior to 5.00 pm on 14 August 2003, the number of unissued ordinary shares under option as at the date of this report may vary from that on issue as at 22 August 2002. As at 22 August 2002, 66,802 ordinary shares had been issued since 30 June 2002 as a result of the exercise of the 2003 options.

DIRECTORS' HOLDINGS OF ORDINARY SHARES, CP SHARES AND 2003 OPTIONS

The number of ordinary shares, CP Shares and 2003 Options in which each Director has a relevant interest as at the date of this report and which have been notified by the Directors to the ASX in accordance with Section 205G(1) of the Corporations Act 2001 is as follows:

	Ordinary Shares	CP Shares	2003 Options
A G McGregor	10,000	56,226	104,608
G R Hart	105,542,326	537,644,211	986,128,775
T J Degnan	1,800,000	619,122	691,050
M D I Burrows	4,000	–	1,843
F W Smith	9,394	5,779	4,329

DIRECTORS' BENEFITS UNDER CONTRACTS

Details of benefits received by Directors of the Company are disclosed in note 27 of the financial statements. These include reimbursement of salaries and expenses to Rank Group Limited of which Mr G R Hart is Managing Director.

Contracts under which a Director, or a firm in which a Director is a member or a company in which a Director has a substantial financial interest, has received or become entitled to receive a benefit, are as follows:

1. Following Mr T J Degnan's relocation to the United States in January 2002, a subsidiary of the Company, Burns Philp Inc., entered into an Employment Agreement with Mr T J Degnan in relation to his appointment as Managing Director and President of Burns Philp Inc. The terms of the agreement are similar to those generally associated with such offices. All benefits paid and potentially payable with respect to the financial year to 30 June 2002 pursuant to the agreement and the previous Employment Agreement with the Company, which terminated on 31 January 2002 (including an entitlement to a service payment in recognition of Mr Degnan's services to the Group since 1 September 1997) have been disclosed on pages 13 and 14 of this Directors' Report and in the financial statements.

   In accordance with the terms of his Employment Agreement, Mr Degnan will be entitled to a change of controlling shareholder payment in the form of a lump sum equal to approximately twice his annual base salary, maximum bonus and car allowance if Mr G R Hart ceases to be the controlling shareholder of the Company on a fully diluted basis.

2. In July 1997 the Company entered into a Director's Access Deed with each of Messrs M D I Burrows, F W Smith, A G McGregor and 4 others who were Directors of the Company at that time (each a beneficiary) whereby the Company agreed to provide access to board papers and to use its best endeavours to take out and maintain directors' and officers' liability insurance in relation to the period during which the beneficiary was a Director of the Company, for a period of 7 years after the date of resignation of the beneficiary as Director.

The Company agreed to pay premiums in respect of such insurance. Many of the Company's obligations as expressed in these Deeds are now provided by the Corporations Act 2001.

3. Each of the Directors holds ordinary shares, 2003 Options and CP Shares as detailed on page 15 of this report. The 2003 Options are governed by a Notes Trust Deed dated 11 August 1998 and each of them will participate in benefits which they are entitled to receive as a result of holding the 2003 Options in accordance with the Notes Trust Deed. The CP Shares have certain rights attached to them, as set out in the Statement of Terms of Issue of CP Shares approved by shareholders at an Extraordinary General Meeting of the Company held on 15 June 2001. Ordinary shares have the rights attached to them as set out in the Company's Constitution and in the Corporations Act 2001.

INDEMNIFICATION AND INSURANCE OF OFFICERS

Company's Constitution

The Company's Constitution permits the Directors to authorise the Company to indemnify certain officers of the Company or any of its related body corporates, to the extent permitted by law, for liability incurred as an officer provided that:

- the liability is not owed to the Company or a related body corporate; or
- the liability is not for a pecuniary penalty or compensation order made by a court under the Corporations Act; and
- the liability does not arise out of conduct involving a lack of good faith.

The Company's constitution also permits the Directors to authorise the Company to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

Indemnities

1. By a Deed Poll dated 5 November 2001 the Company agreed to indemnify the current Directors, secretaries and chief financial officer of the Company in the circumstances authorised by the Company's Constitution.

2. By a Deed Poll dated 18 December 1997 (as amended on 3 November 2000) the Company agreed to indemnify each director and company secretary (Indemnified Party) from time to time of a subsidiary of the Company against any liability incurred on or after 15 April 1995 and prior to 13 March 2000 to any person (other than a subsidiary or a related body corporate of the Company) as a result of having served as a director, secretary or employee of a subsidiary. The indemnity:

   (a) does not apply to liability arising out of conduct involving lack of good faith, conduct known to be wrongful, or personal matters such as travel to and from work; and

   (b) extends to costs and expenses incurred in successfully defending civil or criminal proceedings or in connection with an application in relation to such proceedings in which relief is granted under the Corporations Act 2001.

   In accordance with amendments made to the Corporations Act 2001, the Deed Poll was amended on 3 November 2000 so that, from 13 March 2000, the Company indemnified each Indemnified Party to the maximum extent provided by law in respect of a liability incurred on or after 13 March 2000 as a result of facts or circumstances relating to the Indemnified Party serving or having served as a director or secretary or employee of any subsidiaries of the Company.

   The Company also agreed for a period of 6 years after a person ceases to be a director or secretary of a subsidiary, to maintain directors' and officers' liability insurance, if available, on terms that require no materially greater cost to the Company than as at the date of the Deed. The Company agreed to pay premiums in respect of the insurance, except premiums in respect of insurance cover against liability arising out of breach of duty, or other liability in respect of which the Company is prohibited from paying premiums by law.

3. On 29 July 1997 the Company entered into a Deed of Release with Mr I D Clack (a former Director of the Company) under which the Company agreed:

   (a) to maintain or obtain directors' and officers' liability insurance for the benefit of Mr Clack at the current level of benefit for any liability arising out of his service as an employee and Director of the Company and any of its subsidiaries, partnerships or joint ventures; and

   (b) that Mr Clack would be paid certain amounts of money in respect of his ceasing to be a Director and employee of the Company, including relocation expenses if required.

If the Company cannot effect insurance in the terms of the Deed, it has agreed to indemnify Mr Clack to the same extent as he was indemnified at the date of the Deed by existing directors' and officers' insurance. The Company's directors' and officers' liability insurance policy covers the period during which Mr Clack was an officer of the Company.

4. By letter dated 8 August 1997 the Company agreed, to the extent permissible by law, to indemnify Mr I D Clack in respect of liabilities he may have incurred in the proper performance of his employment as an officer of the Company and to release him from any claims it might otherwise be able to make against him (except for misappropriation of Company property or lack of good faith) in respect of conduct undertaken by Mr Clack in the proper course of his employment and within the limits of his authority.

5. Under a number of Deeds of Indemnity dated 23 December 1993 a Group company indemnified the Directors of the Company as at that date (being Messrs W R M Irvine, D J Docherty, A G McGregor, M D I Burrows, F W Smith, I D Clack, J M Cowling and A Turnbull) and certain former senior Group executives for all liabilities arising from claims made by third parties under United States of America securities laws as a consequence of any action or statement made in relation to the Company's securities traded through the American Depositary Receipts system, except where the liability arises out of conduct involving a lack of good faith.

6. Under a number of Deeds dated 19 August 1993 the Company and certain Group companies indemnified Mr I D Clack and three senior Group executives for all claims made under United States of America securities laws by third parties as a consequence of any action in their capacity as directors of Nutrition 21, Inc. (formerly AMBI Inc., an associated company at 30 June 1997), except where the liability arises out of conduct involving a lack of good faith. All of the beneficiaries of the Deed have ceased to be directors of this company.

The Company has not been advised of any claims under any of the above indemnities.

Insurance

During the financial year the Company agreed to pay, and has paid, insurance premiums in respect of a directors' and officers' liability insurance contract. The officers covered by the insurance policy are:

- the current and former executive officers of the Company and the current and former directors, secretaries and executive officers of its subsidiaries;
- the current Directors of the Company, being Messrs A G McGregor, T J Degnan, G R Hart, M D I Burrows and F W Smith;
- the current secretary of the Company, Ms H D Golding, and the additional secretary, Mr P J P West; and
- the former Directors of the Company.

Disclosure of the amount of the premium and of the liabilities covered is prohibited under the insurance contract.

ROUNDING OF AMOUNTS

Burns, Philp & Company Limited is a company of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order amounts in the financial report and in this Directors' Report have been rounded to the nearest tenth of a million dollars, unless otherwise shown.

This report has been made in accordance with a resolution of the Directors.

Thomas J Degnan
Managing Director

Sydney, 10 September 2002

Corporate Governance Statement

The following are the main corporate governance practices in place throughout the financial period, unless otherwise stated:

BOARD OF DIRECTORS AND ITS COMMITTEES

The Board is responsible for the overall corporate governance of the Group, including its strategic direction and ensuring that there are appropriate corporate governance practices in place. This includes the setting of goals, monitoring performance and ensuring the Group's internal control and reporting procedures are adequate and effective.

COMPOSITION OF THE BOARD

The names of the Directors of the Company in office at the date of this statement are set out in the Directors' Report on page 10 of this report.

The Board comprises a majority of individuals who are independent non executive Directors. The Company's Constitution requires the retirement of Directors (other than the Managing Director) on a three year basis. Retiring Directors may offer themselves for re-election by the members.

INDEPENDENT PROFESSIONAL ADVICE

All of the Directors may, in the furtherance of their duties, obtain independent professional advice at the Company's expense.

AUDIT COMMITTEE

The Board's Audit Committee has been made up of all the Directors since 18 December 1997. Meetings are also attended from time to time, by invitation, by the Company Secretary, Chief Financial Officer and the external auditor, KPMG. On 14 August 2002 the Board of Directors of the Company resolved that only non executive directors would constitute the Audit Committee.

The business covered by the Audit Committee is governed by a charter approved by the Board.

The primary function of the Audit Committee is to provide advice to the Board in respect of:

- the reliability and integrity of accounting policies and financial reporting and disclosure practices;
- the establishment and maintenance of processes to ensure that there is compliance with all applicable laws, regulations and company policy; and
- internal control systems, management of business risks and the safeguard of assets.

These functions are carried out by:

- reviewing the appropriateness of the accounting principles adopted by management in the composition and presentation of financial reports; and
- overseeing the financial reports and the results of the external audits of these reports.

The external auditor is responsible for planning and carrying out a proper audit of the Group's annual financial reports including reviews of the Group's six monthly financial reports and other procedures.

The Audit Committee also reviews the appointment, performance and rotation of the external auditor and whether the non audit services provided by the external auditor are consistent with the external auditor's independence.

The role of the Audit Committee is documented in a Charter which was updated and approved by the Board of Directors of the Company on 10 September 2002. In accordance with this new Charter all members of the Committee must be non executive directors. The Chairman of the Audit Committee may not be the Chairman of the Board of Directors. The Audit Committee will conduct an annual review of its own processes and Charter to ensure that it has carried out its functions in an effective manner. The Charter is available to members on request.

EXTERNAL AUDITOR

The external auditor was appointed on 27 November 1984. The lead external audit engagement partner was last changed in June 2000.

The Audit Committee intends, in relation to the 2003 financial reporting period, to meet with the external auditor at least twice without management being present. The external auditor will also be provided with the opportunity, at its request, to meet with the Board of Directors without management being present.

EXECUTIVE COMMITTEES

These include a general management committee which reviews strategy and business performance and a capital expenditure committee.

INTERNAL CONTROL FRAMEWORK

The Board acknowledges that it is responsible for the overall internal control framework but recognises that no cost effective internal control system will preclude all errors and irregularities. The following internal control framework is in place:

Financial Monitoring and Reporting

The Group has a comprehensive strategic planning and budgeting system, the results of which are presented to and approved by the Board. Management and the Board monitor performance against budget and key financial benchmarks through monthly reporting routines and detailed business reviews.

Risk Management

The Group has designed management functions which include finance, legal, taxation, environmental and human resources that work closely with operational and executive management in identifying and managing business risk.

The Group has implemented globalised insurance arrangements with major international insurers which evaluate the economic balance between self-retention of risks and risk transfer; the establishing, upgrading and monitoring of compliance with the Group's risk management standards; and the development of contingency plans to manage potential business interruptions.

Internal Controls

Management assumes the primary responsibility for internal controls and takes responsibility for their internal control environment.

ETHICAL STANDARDS

All directors, managers and employees are expected to act with the utmost integrity so as to enhance the reputation for fair and reasonable conduct of the Group. The Group provides guidance to managers and employees through code of conduct policies.

DIRECTOR DEALINGS IN COMPANY SECURITIES

Company policy prohibits directors and senior management from dealing in Company securities:

- except during the one month period following the release of the Company's quarterly, half yearly or final results; or
- while in the possession of price sensitive information.

Directors must obtain the approval of the Chairman (or in the case of the Chairman, the Deputy Chairman) before they buy or sell securities of the Company.

In accordance with the provisions of the Corporations Act 2001 and the Listing Rules of the ASX, Directors advise the ASX of any transactions conducted by them in the securities of the Company.

EMPLOYEE SHARE AND SHARE OPTION PLANS

The Group has in place employee and executive share plans and an incentive share option plan (full details of which are set out in note 17 of the financial statements). No shares have been issued or loans made under the share plans nor any options issued under the incentive plan since 1997. The remaining options issued under the incentive plan were issued at an exercise price of $1.02 and expire on 1 October 2002. There is no present intention to make any further loans or issue any further options under such plans.

EQUAL ACCESS TO MATERIAL INFORMATION

The Company has a policy that all shareholders and investors have equal access to the Company's information and has procedures to ensure that all price sensitive information is disclosed to the ASX in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules. All information provided to the ASX is immediately posted to the Company's website. The Company Secretary is responsible for all communications with the ASX in relation to listing rule matters.

Shareholder Information

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report follows:

SHAREHOLDINGS

Substantial shareholders

As at 22 August 2002 the following substantial shareholdings had been advised to the Company:

	Ordinary Shares
Burns, Philp & Company Limited Associates (a)	107,656,272
Rank Group Ltd (b)	105,542,326
Perpetual Trustees Australia Limited	79,767,898
Deutsche Australia Ltd	57,498,228
The Capital Group Companies, Inc.	47,850,000
Commonwealth Bank of Australia	35,439,202

(a) Burns, Philp & Company Limited does not hold any shares in itself. These holdings represent the aggregate shareholdings of all associates of the Company for the purposes of notification of a substantial shareholding pursuant to Section 671 of the Corporations Act 2001 and include, inter alia, shareholdings of directors and secretaries of the parent company and all of its controlled entities and associates. The holding of Rank Group Limited (Rank) is also included as Rank is an associate of Burns, Philp & Company Limited for these purposes.

(b) This includes holdings in the names of Millstreet Investments Ltd and Kintron Developments Ltd.

Number of holders of each class of equity security

As at 22 August 2002 the number of holders of each class of equity security was as follows:

Ordinary Shares	CP Shares	2003 Options	Employee Options	Convertible Bonds
26,743	8,982	6,693	23	1

See note 17 of the financial statements for an explanation of terms used.

These numbers are the number of holders as shown on the relevant register. Beneficial holdings may differ.

Voting rights

The voting rights attaching to the ordinary shares are set out in Article 56 of the Company's Constitution. In summary, that article provides that every member present or represented at members' meetings shall have one vote on a show of hands and upon a poll shall have one vote for each fully paid ordinary share held.

Holders of CP Shares have the right to attend but no right to vote at members' meetings.

No rights to attend and vote at members' meetings attach to the 2003 Options, the Employee Options or the Convertible Bonds.

Distribution of holders of each class of equity security

As at 22 August 2002 the distribution of holders of each class of equity security was as follows:

	Ordinary Shares	CP Shares	2003 Options	Employee Options	Convertible Bonds
1 – 1,000	6,708	3,815	2,145	1	–
1,001 – 5,000	10,163	3,175	2,294	20	–
5,001 – 10,000	4,721	914	776	2	–
10,001 – 100,000	4,841	944	1,299	–	1
100,001 – and over	310	134	179	–	–

Holding less than a marketable parcel

The number of shareholders holding less than a marketable parcel of ordinary shares as at 22 August 2002 was 4,745.

Twenty largest holders of ordinary shares at 22 August 2002*

	Number of Ordinary Shares Held	% of Ordinary Shares Held
Westpac Custodian Nominees Ltd	86,781,136	10.81
Millstreet Investments Ltd	78,163,638	9.74
RBC Global Services Australia Nominees Pty Ltd (Pipooled A/c)	64,239,157	8.00
National Nominees Ltd	40,201,214	5.01
JP Morgan Nominees Australia Ltd	37,980,281	4.73
Commonwealth Custodial Services Ltd	36,285,373	4.52
Kintron Developments Ltd	27,378,688	3.41
RBC Global Services Australia Nominees Pty Ltd (RA A/c)	20,529,355	2.56
Queensland Investment Corporation	13,330,145	1.66
RBC Global Services Australia Nominees Pty Ltd (PIIC A/c)	10,679,814	1.33
MLC Ltd	10,238,546	1.28
Calex Nominees Pty Ltd	9,009,979	1.12
ANZ Nominees Ltd	8,876,457	1.11
Citicorp Nominees Pty Ltd	5,927,137	0.74
RBC Global Services Australia Nominees Pty Ltd (AX A/c)	5,391,200	0.67
Cullen Investments Ltd	5,096,517	0.63
Cogent Nominees Pty Ltd	4,615,165	0.57
Tower Trust (NSW) Ltd	4,323,435	0.54
UBS Warburg Private Clients Nominees Pty Ltd	4,221,541	0.53
Permanent Trustee Australia Ltd	4,025,000	0.50
Total	477,293,778	59.46
Total issued ordinary shares at 22 August 2002	802,753,994	

* As shown on the register, beneficial holdings may differ.

At 22 August 2002 the Company had 26,743 ordinary shareholders of which the 20 largest holders held 477.3 million of the approximately 802.8 million ordinary shares on issue. There are 23,981 ordinary shareholders with registered addresses in Australia, 2,386 in New Zealand and 376 registered elsewhere, mostly in the United Kingdom and North America.

Shareholder Information (continued)

Twenty largest holders of CP shares at 22 August 2002*

	Number of CP Shares Held	% of CP Shares Held
Kintron Developments Ltd	507,615,601	63.66
RBC Global Services Australia Nominees Pty Ltd (Pipooled A/c)	66,195,891	8.30
Millstreet Investments Ltd	30,028,610	3.77
JP Morgan Nominees Australia Ltd	18,560,711	2.33
Cullen Investments Ltd	12,053,633	1.51
RBC Global Services Australia Nominees Pty Ltd (PIIC A/c)	11,656,882	1.46
National Nominees Ltd	11,313,652	1.42
RBC Global Services Australia Nominees Pty Ltd (RA A/c)	8,987,453	1.13
RBC Global Services Australia Nominees Pty Ltd (AX A/c)	8,100,456	1.02
CSFB Fourth Nominees Pty Ltd	7,328,701	0.92
Commonwealth Custodial Services Ltd	4,979,614	0.62
Queensland Investment Corporation	4,334,843	0.54
Westpac Custodian Nominees Ltd	4,038,081	0.51
Invia Custodian Pty Ltd (WAM Equity Fund A/c)	3,921,077	0.49
Tamrof Investments	3,268,580	0.41
Equipart Nominees Pty Ltd	3,182,578	0.40
Tower Trust (NSW) Ltd	2,954,488	0.37
Warnford Nominees Pty Ltd	2,526,956	0.32
Government Superannuation Office	2,493,883	0.31
Invia Custodian Pty Ltd (WAM Capital Ltd A/c)	2,293,799	0.29
Total	715,835,489	89.77
Total issued CP Shares at 22 August 2002	797,394,567	

* As shown on the register, beneficial holdings may differ.

At 22 August 2002 the Company had 8,982 CP shareholders of which the 20 largest holders held 715.8 million of the approximately 797.4 million CP Shares on issue. There are 7,986 CP shareholders with registered addresses in Australia, 975 in New Zealand and 21 registered elsewhere.

Twenty largest holders of 2003 Options at 22 August 2002*

	Number of Options Held	% of Options Held
Kintron Developments Ltd	950,118,786	77.28
Millstreet Investments Ltd	36,009,989	2.93
JP Morgan Nominees Australia Ltd	23,255,358	1.89
Queensland Investment Corporation	11,814,768	0.96
CSFB Fourth Nominees Pty Ltd	9,636,310	0.78
Cullen Investments Ltd	9,613,574	0.78
Westpac Custodian Nominees Ltd	8,193,272	0.67
Elise Nominees Pty Ltd	7,604,616	0.62
RBC Global Services Australia Nominees Pty Ltd (Pipooled A/c)	7,292,239	0.59
AMP Life Limited	5,682,362	0.46
Permanent Trustee Australia Ltd	5,278,010	0.43
Kale Capital Corporation Ltd	5,180,000	0.42
National Nominees Ltd	5,067,663	0.41
Tower Trust (NSW) Ltd	4,253,853	0.35
Government Superannuation Office	3,617,145	0.29
RBC Global Services Australia Nominees Pty Ltd (RA A/c)	3,539,313	0.29
Permanent Trustee Australia Ltd	2,671,824	0.22
Victorian Workcover Authority	2,671,816	0.22
Commonwealth Custodian Services Ltd	2,601,314	0.21
Cogent Nominees Pty Ltd	2,480,623	0.20
Total	1,106,582,835	90.01
Total issued quoted options (2003 Options) at 22 August 2002	1,229,474,922	

* As shown on the register, beneficial holdings may differ.

At 22 August 2002 the Company had 6,693 holders of the 2003 Options of which the 20 largest holders held 1,106.6 million of the approximately 1,229.5 million 2003 Options on issue. There are 5,905 holders of 2003 Options with registered addresses in Australia, 761 in New Zealand and 27 registered elsewhere.

ENQUIRIES

Securityholders seeking information on their security holdings should contact the registrar, ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney NSW 2000, telephone (02) 8280 7127, international 61 2 8280 7127, facsimile (02) 9261 8489, international 61 2 9261 8489, email registrars@asxperpetual.com.au or via the registrar's website www.asxperpetual.com.au.

All enquiries must include your Securityholder Reference Number (SRN) or Holder Identification Number (HIN). Your SRN or HIN is recorded on most documents forwarded to you including your holding statement, CHESS statement and proxy form.

TAX FILE NUMBER INFORMATION

The Company is obliged to record Tax File Number or exemption details provided by Australian resident shareholders. While it is not compulsory to provide your Tax File Number or exemption details, the Company is obliged to deduct tax at the top marginal income tax rate plus Medicare levy from unfranked dividends paid to shareholders resident in Australia who have not supplied this information. For shareholders who have not provided this information, forms are available upon request from our registrar.

CHANGE OF ADDRESS

Please advise the registrar in writing if you have a new postal address.

AMERICAN DEPOSITARY RECEIPTS

In the United States, the Company's shares are traded on the over-the-counter market in the form of sponsored American Depositary Receipts (ADR). Each ADR represents six Burns Philp ordinary shares. Enquiries about ADRs should be made to the depository, JP Morgan Chase Bank.

BURNS PHILP COMMUNICATIONS

The annual report is the main source of information for shareholders. All announcements made to the ASX are available for viewing on the Company's website www.burnsphilp.com. You can subscribe via our registrar's website www.asxperpetual.com.au to receive email notification of the Company's major announcements.

Shareholders not wishing to receive annual reports should advise the share registry in writing or via our registrar's website.

OFFICES AND OFFICERS

Company Secretaries
Ms Helen Golding
Mr Philip West

Registered Office
Level 2, 44 Martin Place
Sydney NSW 2000
Telephone: +61 2 9227 9333
Facsimile: +61 2 9223 1234
Email: shareholder.enquiries@burnsphilp.com
Website: www.burnsphilp.com

Stock Exchange Listings
Ordinary Shares:
Australian Stock Exchange Limited, Sydney
(Home Exchange)
New Zealand Stock Exchange

CP Shares and 2003 Options:
Australian Stock Exchange Limited, Sydney

Location of Registries
Ordinary Shares, CP Shares and 2003 Options:
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
(Locked Bag A14
Sydney South NSW 1232)
Telephone: +61 2 8280 7127
Facsimile: +61 2 9261 8489
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Employee Options:
Level 2, 44 Martin Place
Sydney NSW 2000
Telephone: +61 2 9227 9333
Facsimile: +61 2 9223 1234

American Depositary Receipts:
JP Morgan Chase Bank
60 Wall Street
New York NY 10260 USA
Telephone: + 1 212 648 3250
Facsimile: + 1 212 648 5104

Financial Report and Independent Audit Report

CONTENTS

Statements of Financial Performance

For the year ended 30 June

A$ million	Note	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
Revenue from sale of goods	2	1,361.7	1,390.9	1,256.2	–	–
Cost of goods sold		(730.5)	(784.5)	(693.2)	–	–
Gross profit		631.2	606.4	563.0	–	–
Revenue from rendering of services	2	29.9	30.7	30.1	–	–
Other revenues from ordinary activities	2	6.4	18.9	7.4	20.7	11.1
Share of net profits of associates accounted for using the equity method	10	10.1	12.4	11.6	–	–
Selling, marketing and distribution expenses		(319.8)	(345.6)	(318.9)	–	–
General and administrative expenses		(135.8)	(137.4)	(119.3)	(16.7)	(14.3)
Net interest expense:						
Borrowing costs	3	(72.9)	(95.8)	(90.9)	(0.1)	(1.2)
Interest revenue	2	7.0	13.0	9.9	9.3	0.6
Individually significant items	4	(35.2)	–	5.2	–	–
Profit/(loss) from ordinary activities before related income tax benefit/(expense)	3	120.9	102.6	98.1	13.2	(3.8)
Income tax benefit/(expense) relating to ordinary activities:						
Income tax (expense)/benefit before individually significant income tax item	5	(19.3)	(12.1)	(14.4)	3.7	(0.3)
Individually significant income tax benefit	5	47.9	–	–	–	–
Profit/(loss) from ordinary activities after related income tax benefit/(expense)		149.5	90.5	83.7	16.9	(4.1)
Profit attributable to outside equity interests	20	(3.3)	(2.0)	(1.5)	–	–
Net profit/(loss) attributable to Burns, Philp & Company Limited shareholders	19	146.2	88.5	82.2	16.9	(4.1)
Non owner transaction changes in equity						
Net exchange difference relating to self-sustaining foreign operations	18(a)	(177.0)	21.0	14.9	–	–
Decrease in asset revaluation reserve	18(a)	–	–	(2.3)	–	–
Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognised directly in equity		(177.0)	21.0	12.6	–	–
Total changes in equity from non owner related transactions attributable to Burns, Philp & Company Limited shareholders	21	(30.8)	109.5	94.8	16.9	(4.1)
Earnings per share – basic (cents)	26	17.3	13.6	15.4		
Earnings per share – diluted (cents)	26	6.3	6.0	7.2		

The attached notes form part of these financial statements.

Statements of Financial Position

As at 30 June

A$ million	Note	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
Current assets						
Cash assets	6	**923.6**	218.2	188.9	**21.0**	–
Receivables	7	**160.4**	229.9	190.7	**254.3**	44.9
Inventories	8	**123.1**	132.7	119.8	**–**	–
Other assets	9	**27.9**	32.9	21.2	**–**	0.4
Total current assets		**1,235.0**	613.7	520.6	**275.3**	45.3
Non current assets						
Receivables	7	**1.8**	4.9	1.0	**–**	–
Investments accounted for using the equity method	10	**58.6**	66.9	58.1	**–**	–
Other financial assets	11	**6.7**	7.6	7.6	**132.9**	160.0
Property, plant and equipment	12	**577.2**	704.1	615.9	**0.1**	0.2
Intangible assets	13	**319.4**	407.5	355.0	**–**	–
Deferred tax assets	5	**66.2**	5.5	5.9	**–**	–
Other assets	9	**99.6**	50.6	32.6	**–**	1.2
Total non current assets		**1,129.5**	1,247.1	1,076.1	**133.0**	161.4
Total assets		**2,364.5**	1,860.8	1,596.7	**408.3**	206.7
Current liabilities						
Payables	14	**142.5**	174.7	154.4	**6.8**	47.2
Interest bearing liabilities	15	**205.8**	282.8	27.7	**–**	0.4
Current tax liabilities	5	**9.9**	8.8	7.6	**0.1**	–
Provisions	16	**38.5**	44.3	50.8	**6.2**	6.1
Total current liabilities		**396.7**	510.6	240.5	**13.1**	53.7
Non current liabilities						
Payables	14	**3.5**	–	–	**–**	–
Interest bearing liabilities	15	**1,449.7**	1,028.9	1,192.6	**–**	13.5
Deferred tax liabilities	5	**12.0**	20.2	17.5	**–**	–
Provisions	16	**23.1**	23.2	16.5	**0.5**	0.4
Total non current liabilities		**1,488.3**	1,072.3	1,226.6	**0.5**	13.9
Total liabilities		**1,885.0**	1,582.9	1,467.1	**13.6**	67.6
Net assets		**479.5**	277.9	129.6	**394.7**	139.1
Equity						
Contributed equity	17	**868.3**	613.7	581.5	**868.3**	613.7
Reserves	18	**(159.2)**	17.8	(3.2)	**18.2**	18.2
Accumulated losses	19	**(248.5)**	(378.8)	(467.3)	**(491.8)**	(492.8)
Equity attributable to Burns, Philp & Company Limited shareholders		**460.6**	252.7	111.0	**394.7**	139.1
Outside equity interests	20	**18.9**	25.2	18.6	**–**	–
Total equity	21	**479.5**	277.9	129.6	**394.7**	139.1

The attached notes form part of these financial statements.

Statements of Cash Flows

For the year ended 30 June

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
Cash flows from operating activities					
Cash receipts in the course of operations	**1,404.2**	1,409.6	1,282.4	**4.7**	11.1
Cash payments in the course of operations	**(1,133.1)**	(1,207.7)	(1,047.3)	**(18.3)**	(14.9)
Interest received	**6.8**	12.9	9.8	**9.3**	0.6
Borrowing costs paid	**(63.5)**	(95.1)	(91.4)	**(0.1)**	(1.2)
Dividends received from associates	**15.3**	8.6	7.8	**–**	–
Dividends received from controlled entities	**–**	–	–	**16.0**	–
Income taxes paid	**(16.6)**	(9.9)	(9.2)	**(0.2)**	(0.3)
Net cash provided by/(used in) operating activities (b)	**213.1**	118.4	152.1	**11.4**	(4.7)
Cash flows from investing activities					
Payments for property, plant and equipment	**(82.3)**	(88.8)	(38.2)	**–**	(0.1)
Payments for other financial assets	**(3.0)**	–	–	**–**	–
Payments for businesses (c)	**(22.5)**	(11.9)	–	**–**	–
Equity contributed to a controlled entity	**–**	–	–	**(2.0)**	(30.0)
Proceeds from disposal of property, plant and equipment	**2.3**	2.3	2.5	**–**	–
Proceeds from disposal of businesses, net of cash disposed of (c)	**0.7**	8.9	5.2	**–**	–
Proceeds from liquidation of controlled entities	**–**	–	–	**29.1**	–
Other	**(1.0)**	(0.3)	(2.4)	**–**	–
Net cash (used in)/provided by investing activities	**(105.8)**	(89.8)	(32.9)	**27.1**	(30.1)
Cash flows from financing activities (e)					
Proceeds from issue of ordinary shares	**20.2**	32.2	1.6	**20.2**	32.2
Proceeds from issue of CP Shares (d)	**104.0**	–	–	**104.0**	–
Issue of 7.5% Notes and 2003 Options to shareholders	**–**	–	98.5	**–**	–
Repayment of 7.5% Notes (d)	**(135.8)**	–	–	**–**	–
Repayment of borrowings – Override Agreement (f)	**(835.0)**	(49.1)	(119.7)	**(13.8)**	(0.2)
Drawdown of borrowings – New Credit Facility (f)	**822.8**	–	–	**–**	–
Repayment of borrowings – New Credit Facility	**(9.7)**	–	–	**–**	–
Repayment of other borrowings	**(3.4)**	–	–	**–**	–
Issue of Senior Subordinated Notes (g)	**697.5**	–	–	**–**	–
Buy-back of Debt Bonds (h)	**(2.6)**	–	–	**–**	–
Refinancing costs paid	**(20.3)**	–	–	**–**	–
Debt issue costs paid	**(18.3)**	–	–	**–**	–
(Loans to)/repayment of loans by controlled entities	**–**	–	–	**(114.8)**	2.6
Dividends paid – CP Shares	**(11.5)**	–	–	**(11.5)**	–
Dividends paid – outside equity interests	**(1.1)**	(1.4)	(1.8)	**–**	–
Other	**0.6**	0.8	–	**–**	–
Net cash provided by/(used in) financing activities	**607.4**	(17.5)	(21.4)	**(15.9)**	34.6
Net increase/(decrease) in cash held	**714.7**	11.1	97.8	**22.6**	(0.2)
Cash at beginning of year	**216.0**	187.5	71.6	**(0.1)**	0.1
Effects of exchange rate changes on cash	**(8.0)**	17.4	18.1	**(1.5)**	–
Cash at end of year (a)	**922.7**	216.0	187.5	**21.0**	(0.1)

The attached notes form part of these financial statements.

Statements of Cash Flows (continued)

A$ million	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
(a) Reconciliation of cash					
Cash assets (refer note 6)	**923.6**	218.2	188.9	**21.0**	–
Bank overdrafts (refer note 15)	**(0.9)**	(2.2)	(1.4)	**–**	(0.1)
Cash as per statements of cash flows	**922.7**	216.0	187.5	**21.0**	(0.1)
(b) Reconciliation of net cash provided by/(used in) operating activities to profit/(loss) from ordinary activities after income tax					
Profit/(loss) from ordinary activities after income tax	**149.5**	90.5	83.7	**16.9**	(4.1)
Add/(less)					
Depreciation and amortisation	**105.0**	100.7	98.6	**0.1**	0.1
Net expense from movements in provisions	**49.7**	16.9	18.4	**3.4**	1.0
Share of net profits of associates	**(10.1)**	(12.4)	(11.6)	**–**	–
Dividends received from associates	**15.3**	8.6	7.8	**–**	–
Net loss/(profit) on disposal of non current assets and businesses	**2.0**	(0.5)	0.7	**–**	–
Net foreign exchange losses/(gains) reclassified to financing activities	**–**	–	–	**0.3**	(0.2)
Reassessment of carrying value of non current assets	**–**	–	(5.2)	**–**	–
Changes in assets and liabilities net of effects of acquisitions and disposals of businesses:					
Trade debtors	**8.6**	(12.2)	(4.0)	**–**	–
Inventories	**(14.9)**	5.2	23.5	**–**	–
Trade creditors	**8.4**	1.7	12.3	**–**	–
Prepaid slotting allowances	**(32.0)**	(40.5)	(44.6)	**–**	–
Provisions	**(24.3)**	(26.3)	(18.3)	**(4.0)**	(1.1)
Current and deferred tax provisions	**(0.8)**	1.7	5.2	**(3.9)**	–
Future income tax benefit	**(44.4)**	0.5	–	**–**	–
Other assets and liabilities (net)	**1.1**	(15.5)	(14.4)	**(1.4)**	(0.4)
Net cash provided by/(used in) operating activities	**213.1**	118.4	152.1	**11.4**	(4.7)

(c) **Acquisitions and disposals of businesses**

	Consolidated					
	2002		2001		2000	
A$ million	**Acquisitions**	**Disposals**	Acquisitions	Disposals	Acquisitions	Disposals
Consideration:						
Cash payment	(22.5)	–	(11.9)	–	–	–
Amount payable	–	–	(2.5)	–	–	–
Cash proceeds	–	0.7	–	8.9	–	5.5
Amount receivable	–	–	–	3.9	–	–
	(22.5)	0.7	(14.4)	12.8	–	5.5
Fair value of net assets acquired/disposed of:						
Property, plant and equipment	–	–	–	9.5	–	–
Intangible assets	–	–	(14.4)	–	–	–
Inventories	–	–	–	1.3	–	–
Cash	–	–	–	–	–	0.3
Other current and non current assets	(20.2)	0.7	–	–	–	5.4
Payables	(2.3)	–	–	–	–	(0.2)
Provisions	–	–	–	1.9	–	(0.3)
	(22.5)	0.7	(14.4)	12.7	–	5.2
Profit on disposal of businesses	–	–	–	0.1	–	0.3
	(22.5)	0.7	(14.4)	12.8	–	5.5
(Outflow)/inflow of cash:						
Cash (payment)/proceeds	(22.5)	0.7	(11.9)	8.9	–	5.5
Cash disposed of	–	–	–	–	–	(0.3)
	(22.5)	0.7	(11.9)	8.9	–	5.2

(d) **Non cash financing activities**

During the year ended 30 June 2002, $260.9 million of 7.5% Notes were bought back pursuant to a Notes Buy Back Offer (refer note 17 for further details).

Total consideration for the Notes Buy Back comprised cash of $130.45 million and a $130.45 million allotment of converting preference shares (CP Shares). $5.3 million of the 7.5% Notes were also redeemed for cash during the year ended 30 June 2002.

In addition to the $130.45 million allotment of CP Shares pursuant to the Notes Buy Back, a renounceable rights issue of CP Shares during the year ended 30 June 2002 raised cash of $104.0 million.

(e) **Financing facilities** – refer note 15(h).

(f) Refer note 15(c).

(g) Refer note 15(c).

(h) Refer note 17.

Notes to the Financial Statements

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (the Company), being the parent entity, and its controlled entities (the consolidated entity or Group).

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and result of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements investments in associates are accounted for using equity accounting principles.

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the consolidated entity's interest. Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(c) Foreign Currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange ruling on that date.

Statements of performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the year. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Foreign exchange translation gains or losses arising out of current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

(d) Goodwill

Goodwill, being the excess of purchase consideration over the fair value of identifiable net assets acquired, is amortised on a straight line basis over the period of expected benefit, not exceeding 20 years. In addition, the carrying value of goodwill is reviewed annually by the Directors.

(e) Identifiable Intangible Assets

Identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) are amortised on a straight line basis over the period of expected benefit, not exceeding 40 years. In addition, the carrying value of identifiable intangible assets is reviewed annually by the Directors.

The consolidated entity adopted the cost basis for measuring identifiable intangible assets from 1 July 2000 and deemed cost to be equal to carrying value as at 1 July 2000. Previously, identifiable intangible assets were measured at either cost or directors' valuation.

(f) Research and Development

Research and development expenditure, including expenditure on developing, maintaining, enhancing and protecting fermentation technology and other technologies, is charged against the consolidated result in the year in which it is incurred.

(g) Property, Plant and Equipment

Depreciation is provided on plant and equipment generally on a straight line basis at annual rates varying between 3% and 33% (2001 – 3% and 33%; 2000 – 3% and 33%) so as to write off the cost of the assets over their expected economic useful lives of 3 to 33 years. Depreciation is also provided on freehold buildings at an annual rate of 2% (2001 – 2%; 2000 – 2%) over their expected economic useful life of 50 years. Leasehold properties and improvements are amortised over the economic useful life of the property or the period of the respective lease, whichever is the shorter, at annual rates varying between 3% and 5% (2001 – 3% and 5%; 2000 – 3% and 5%) being 20 to 33 years.

The consolidated entity adopted the cost basis for measuring property, plant and equipment from 1 July 2000 and deemed the cost of all items to be equal to carrying value as at 1 July 2000. Previously, property, plant and equipment was measured at either cost or directors' valuation.

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and amortisation, and recoverable amount.

(h) Investments

Associates

Investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount.

Other investments

Other investments are carried at the lower of cost and recoverable amount.

(i) Recoverable Amount of Non Current Assets Valued on Cost Basis

The carrying amounts of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(j) Revenue Recognition

Sale of goods

Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when the risks and rewards of ownership and title of the goods pass to the customer.

Rendering of services

Revenue comprises revenue earned from provision of services to entities outside the consolidated entity. Revenue is recognised when the fee in respect of services provided is receivable.

Interest revenue

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial asset.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Revenue Recognition (continued)

Sale of non current assets

The gross proceeds of non current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Dividends

Revenue from dividends and distributions from controlled entities is recognised by the Company when they are declared by the controlled entities.

Revenue from dividends from other investments are recognised when received.

(k) Borrowing Costs

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

(l) Taxation

The income statement liability method of tax-effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

Withholding tax is provided on overseas earnings which are expected to be remitted. No provision is made for earnings anticipated to be retained by overseas controlled entities to finance ongoing operations.

(m) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is determined on the basis of first-in-first-out, or average cost, whichever is the most appropriate for each individual business. The method of assigning costs to inventory in each business is applied consistently from year to year. Selling and distribution costs are estimated and deducted to determine net realisable value. Adequate provision is made for slow moving and obsolete inventory.

The cost of manufactured inventory and work in progress includes applicable variable and fixed factory overhead costs, the latter being allocated on the basis of normal operating capacity.

(n) Prepaid Slotting Allowances

The consolidated entity has incurred costs (slotting allowances) in connection with shelf space contracts for certain of its herbs and spices food products. Time-based contracts are amortised over the life of the contract, generally three to five years. Volume-based contracts are amortised over the volume of purchases. Prepaid slotting allowances are not recorded in excess of their recoverable amount.

(o) Employee Entitlements

Annual leave

The provision for employee entitlements to annual leave represents present obligations resulting from employees' services provided up to balance date, calculated at undiscounted amounts based on current wage and salary rates.

Long service leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to balance date.

The provision is calculated using estimated future increases in wage and salary rates and expected settlement dates based on turnover history and is discounted using the rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Superannuation plans

The Company and other controlled entities contribute to several defined benefit and defined contribution superannuation plans. Contributions are expensed as incurred. Further information is set out in note 28.

(p) Statements of Cash Flows

For the purpose of the statements of cash flows, cash includes cash assets net of bank overdrafts.

(q) Converting Financial Instruments

Converting financial instruments, such as converting preference shares, which must convert to ordinary shares are classified as contributed equity on initial recognition to the extent that holders are exposed to changes in fair value of the Company's ordinary shares with related distributions treated as dividends.

(r) Rounding Off

Burns, Philp & Company Limited is a company of the kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order amounts in the financial report have been rounded off to the nearest tenth of a million dollars unless otherwise shown.

(s) Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

(t) Changes in Accounting Policies

Earnings per share

The Group has applied the revised AASB 1027 Earnings Per Share (issued June 2001) for the first time from 1 July 2001.

Basic and diluted earnings per share (EPS) for the comparative periods ended 30 June 2000 and 30 June 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic earnings per share

Basic EPS earnings are now calculated as net profit or loss after adjusting for dividends on CP Shares.

Diluted earnings per share

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with the dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

Segment reporting

The Group has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns.

Comparative information has been restated for the changes in definitions of segment revenues and results.

Notes to the Financial Statements (continued)

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 2. REVENUE FROM ORDINARY ACTIVITIES					
Sale of goods revenue from operating activities	**1,361.7**	1,390.9	1,256.2	–	–
Rendering of services revenue from operating activities	**29.9**	30.7	30.1	–	–
Total revenue from sales of goods and rendering of services	**1,391.6**	1,421.6	1,286.3	–	–
Interest revenue from operating activities:					
Controlled entities	–	–	–	**9.0**	0.5
Other parties	**7.0**	13.0	9.9	**0.3**	0.1
Total interest revenue	**7.0**	13.0	9.9	**9.3**	0.6
Other revenues from ordinary activities:					
From operating activities					
Dividends received from controlled entities	–	–	–	**16.0**	–
Other	**4.1**	3.6	4.5	**4.7**	11.1
From non operating activities					
Proceeds from disposal of non current assets	**2.3**	15.3	2.9	–	–
Total other revenues	**6.4**	18.9	7.4	**20.7**	11.1
Total revenue from ordinary activities	**1,405.0**	1,453.5	1,303.6	**30.0**	11.7

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 3. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX BENEFIT/(EXPENSE)					
Profit/(loss) from ordinary activities before income tax has been determined after crediting:					
Net profit on disposal of property, plant and equipment	–	0.4	–	–	–
Profit on disposal of businesses	–	0.1	0.3	–	–
Net foreign exchange gain	–	–	–	–	0.2
and after charging:					
Borrowing costs:					
7.5% Notes	2.4	22.4	20.5	–	–
Debt Bonds	10.7	10.3	8.9	–	–
Deferred borrowing costs amortised	3.9	–	–	–	–
Other parties	55.9	63.1	61.5	0.1	1.2
Total borrowings costs	72.9	95.8	90.9	0.1	1.2
Depreciation and amortisation:					
Plant and equipment	53.8	57.4	54.5	0.1	0.1
Freehold properties	4.8	5.6	4.5	–	–
Leasehold properties	0.2	0.1	0.1	–	–
Leasehold improvements	1.8	1.8	1.4	–	–
Goodwill	2.5	1.9	2.2	–	–
Identifiable intangibles	9.4	9.7	8.3	–	–
Prepaid slotting allowances	32.5	24.2	27.6	–	–
Total depreciation and amortisation	105.0	100.7	98.6	0.1	0.1
Net expense from movements in provision for:					
Employee entitlements	14.9	15.9	13.5	0.4	0.3
Inventory obsolescence	3.7	1.1	1.4	–	–
Business closure and rationalisation	26.3	(1.1)	–	–	–
Other	8.5	2.1	4.9	3.0	0.7
Operating lease rental expense	7.5	9.1	8.6	0.2	0.3
Net foreign exchange loss	0.2	0.3	0.1	0.3	–
Net loss on disposal of property, plant and equipment	2.0	–	1.0	–	–
Research and development costs expensed	5.8	7.0	7.3	–	–
Net bad and doubtful debts expense including movements in provision for doubtful debts	9.3	4.1	3.5	–	–

A$'000	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
NOTE 3. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX BENEFIT/(EXPENSE) (CONTINUED)					
Auditors' remuneration:					
Audit services					
Auditors of the Company – KPMG (a)	**883.6**	995.1	978.8	**121.0**	110.0
Other auditors	**23.0**	26.0	27.0	–	–
Total audit fees	**906.6**	1,021.1	1,005.8	**121.0**	110.0
Other services					
Auditors of the Company – KPMG (a)					
US GAAP assurance services (b)	**882.0**	–	–	–	–
Other assurance services (c)	**464.0**	311.8	310.0	**15.0**	20.1
Refinancing due diligence	–	272.0	100.0	–	272.0
Taxation	**225.0**	207.0	145.0	–	–
Other	**32.0**	37.0	71.5	–	–
Other auditors	**1.0**	–	21.0	–	–
Total other services	**1,604.0**	827.8	647.5	**15.0**	292.1

(a) Includes fees paid to KPMG offices in relation to the consolidated entity's operations in 16 countries.

(b) Fees for US GAAP assurance services comprise amounts paid to KPMG in Australia and the US in relation to opinions provided on US GAAP financial information as part of the US Senior Subordinated Notes capital raising.

(c) Other assurance services include fees paid in relation to auditing completion financial statements in respect of businesses that have been disposed.

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 4. INDIVIDUALLY SIGNIFICANT ITEMS INCLUDED IN PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX BENEFIT/(EXPENSE)					
Provision for Oakland closure costs (a)	**(25.1)**	–	–	–	–
Provision for amounts due from Kmart USA (b)	**(10.1)**	–	–	–	–
Reassessment of carrying value of non current assets:					
Herbs and Spices	–	–	38.0	–	–
Yeast/Bakery	–	–	(32.8)	–	–
Total individually significant items	**(35.2)**	–	5.2	–	–

(a) On 31 March 2002 the Group announced the closure of the Oakland USA yeast plant resulting in a $25.1 million provision for closure costs.

Movements in the components of the Oakland provision for closure costs are as follows:

A$ million	Property, Plant and Equipment Write-downs	Severance*	Other	Total
Provision created	17.2	3.2	4.7	25.1
Amount utilised	(17.2)	(1.1)	(0.9)	(19.2)
Foreign currency fluctuations	–	(0.1)	(0.2)	(0.3)
Balance at end of year	–	2.0	3.6	5.6

* The severance provision related to 45 employees, 25 of whom were terminated during the year.

(b) During the year, Kmart USA, a major customer of the Herbs and Spices business, announced it was seeking protection from its creditors under US bankruptcy laws. As a result, a provision of $10.1 million, being the full amount outstanding from Kmart USA, has been made.

A$ million	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
NOTE 5. INCOME TAX					
Income tax benefit/(expense) relating to ordinary activities					
Prima facie income tax (expense)/benefit calculated at 30% (2001 – 34%; 2000 – 36%) on profit from ordinary activities	**(36.2)**	(34.9)	(35.3)	**(4.0)**	1.3
(Increase)/decrease in income tax (expense) due to:					
Utilisation of tax losses and timing differences not previously recognised	**19.9**	15.8	18.0	**3.3**	(1.0)
Share of net profits of associates	**3.0**	4.2	4.1	**–**	–
Differences in overseas tax rates	**(5.9)**	(1.2)	(0.5)	**–**	–
Rebateable dividends	**–**	–	–	**4.8**	–
Other permanent adjustments	**(0.1)**	4.0	(0.7)	**(0.4)**	(0.6)
Income tax (expense)/benefit relating to ordinary activities before individually significant income tax item	**(19.3)**	(12.1)	(14.4)	**3.7**	(0.3)
Individually significant income tax item:					
Recoupment of United States tax losses and timing differences not previously recognised (b)	**47.9**	–	–	**–**	–
Income tax benefit/(expense) relating to ordinary activities	**28.6**	(12.1)	(14.4)	**3.7**	(0.3)
Income tax benefit/(expense) is made up of:					
Current income tax (expense)	**(15.0)**	(9.9)	(13.0)	**(0.3)**	(0.3)
Deferred income tax benefit/(expense)	**43.6**	(2.2)	(1.4)	**4.0**	–
	28.6	(12.1)	(14.4)	**3.7**	(0.3)
Current tax liabilities					
Provision for current income tax	**9.9**	8.8	7.6	**0.1**	–
Deferred tax liabilities					
Provision for deferred income tax	**12.0**	20.2	17.5	**–**	–
Comprises the deferred liability at current income tax rates of the following items:					
Excess of taxation depreciation over accounting depreciation	**9.7**	12.4	10.9	**–**	–
Other items	**2.3**	7.8	6.6	**–**	–
	12.0	20.2	17.5	**–**	–
Deferred tax assets					
Future income tax benefit	**66.2**	5.5	5.9	**–**	–
Comprises the future tax benefit at current income tax rates of the following items:					
Tax losses carried forward	**63.6**	2.3	2.1	**–**	–
Provisions	**0.5**	2.3	2.0	**–**	–
Other items	**2.1**	0.9	1.8	**–**	–
	66.2	5.5	5.9	**–**	–
Future income tax benefit not recognised (c)	**368.8**	415.5	421.4	**11.7**	20.6

(a) The Group had gross deferred tax assets of $435.0 million (2001 – $421.0 million; 2000 – $427.3 million), a valuation allowance of $368.8 million (2001 – $415.5 million; 2000 – $421.4 million), net deferred tax assets of $66.2 million (2001 – $5.5 million; 2000 – $5.9 million), and deferred tax liabilities of $12.0 million (2001 – $20.2 million; 2000 – $17.5 million). The net change in the valuation allowance for the Group for the year ended 30 June 2002 was a decrease of $46.7 million (2001 – $5.9 million decrease; 2000 – $12.1 million decrease).

(b) The result for the year ended 30 June 2002 includes the gain arising on the recognition of a $47.9 million deferred tax asset in relation to the US businesses.

The recent history of the Group's US businesses indicates an ongoing improvement in profitability and a return to generating taxable profits. Furthermore, the US businesses are forecast to continue to remain profitable and generate future taxable profits.

Given the stabilised and forecast profitability, and the generation of taxable profits, the Directors are of the opinion that virtual certainty now exists in relation to the recoverability of a component of the unrecognised US future income tax benefit relating to tax loss carryforwards and certain timing differences.

(c) The potential future income tax benefit arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt. The potential future income tax benefit will only be realised if there are no adverse changes in tax legislation and the companies concerned derive sufficient future assessable income to enable the benefit to be realised and continue to comply with the conditions for deductibility imposed by the law.

(d) The adjusted dividend franking account balance in Burns, Philp & Company Limited at 30 June 2002 was Nil (2001 – $0.9 million; 2000 – $0.9 million).

	Consolidated			Burns, Philp & Company Limited	
A$ million	**2002**	2001	2000	**2002**	2001
NOTE 6. CASH ASSETS					
Cash at bank and on hand	**76.0**	30.4	16.5	**5.7**	–
Short term deposits	**832.3**	187.8	172.4	**–**	–
Restricted deposit (a)	**15.3**	–	–	**15.3**	–
Total cash assets	**923.6**	218.2	188.9	**21.0**	–

(a) Debt Reserve Account in accordance with the Senior Funding Agreement (refer note 15(c) for further details)

Notes to the Financial Statements (continued)

A$ million	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
NOTE 7. RECEIVABLES					
Current					
Trade debtors	**156.3**	226.5	189.1	–	–
Provision for doubtful debts (a)	**(12.7)**	(13.2)	(11.4)	–	–
	143.6	213.3	177.7	–	–
Secured receivables	**0.4**	0.4	0.4	**0.4**	0.4
Other receivables	**16.4**	16.2	12.6	**2.4**	0.5
Amounts receivable from controlled entities	–	–	–	**251.5**	44.0
Total current receivables	**160.4**	229.9	190.7	**254.3**	44.9
Non current					
Other receivables	**1.8**	4.9	1.0	–	–
(a) Movements in provision for doubtful debts were:					
Balance at beginning of year	**13.2**	11.4	10.8	–	–
Foreign currency fluctuations	**(5.2)**	1.5	0.5	–	–
Additions to provision	**5.8**	5.1	2.9	–	–
Bad debts written off against provision	**(1.1)**	(4.8)	(2.8)	–	–
Balance at end of year	**12.7**	13.2	11.4	–	–

A$ million	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
NOTE 8. INVENTORIES					
Current					
Finished goods (a)	**64.7**	74.4	64.1	–	–
Provision against finished goods (b)	**(1.9)**	(2.9)	(2.2)	–	–
Work in progress (a)	**7.6**	9.5	11.5	–	–
Provision against work in progress (b)	–	–	(0.1)	–	–
Raw materials (a)	**55.2**	52.5	50.3	–	–
Provision against raw materials (b)	**(2.5)**	(0.8)	(3.8)	–	–
Total inventories	**123.1**	132.7	119.8	–	–
(a) At cost					
(b) Movements in provision for inventory obsolescence were:					
Balance at beginning of year	**3.7**	6.1	19.6	–	–
Foreign currency fluctuations	**(0.5)**	1.2	0.8	–	–
Additions to provision	**3.7**	1.1	(10.0)	–	–
Inventories written off against provision	**(2.5)**	(4.7)	(4.3)	–	–
Balance at end of year	**4.4**	3.7	6.1	–	–

A$ million	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
NOTE 9. OTHER ASSETS					
Current					
Prepayments	**10.6**	14.6	9.7	–	0.4
Prepaid slotting allowances (a)	**16.4**	18.0	11.0	–	–
Deferred expenditure	**0.9**	0.3	0.5	–	–
Total current other assets	**27.9**	32.9	21.2	–	0.4
Non current					
Prepayments	**5.6**	6.5	4.6	–	–
Prepaid slotting allowances (a)	**32.9**	36.6	21.6	–	–
Business acquisition deposit (b)	**20.2**	–	–	–	–
Deferred borrowing costs (c)	**34.7**	1.2	–	–	–
Deferred expenditure	**6.2**	6.3	6.4	–	1.2
Total non current other assets	**99.6**	50.6	32.6	–	1.2
(a) Prepaid slotting allowances:					
Cost	**179.2**	165.8	105.3	–	–
Accumulated amortisation	**(129.9)**	(111.2)	(72.7)	–	–
	49.3	54.6	32.6	–	–

(b) On 5 June 2002 the Group announced that it had entered into a preliminary agreement with Kraft Foods International Inc. to acquire its Fleischmann's yeast and industrial bakery ingredients business in South America. The agreement is conditional upon the negotiation of a sale and purchase agreement as well as approval of the board of Kraft Foods Inc.

(c) Refer note 1(k).

A$ million	Consolidated 2002	2001	2000
NOTE 10. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD			
Non current			
Associates	**58.6**	66.9	58.1

Details of investments in associates are as follows:

Name	Principal Activities	Balance Date	% Ownership Interest 2002	2001	2000
Levaduras Collico SA	Yeast Manufacture	30 June	**50**	50	50
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	30 June	**42**	42	42
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	30 June	**50**	50	–
Mauri Products Limited	Yeast Manufacture	15 September	**50**	50	50
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	30 June	**50**	50	50
Pilmico-Mauri Foods Corporation	Yeast Manufacture	30 June	**50**	50	50
Proofex Products Company	Yeast Manufacture	16 September	**30**	30	30
P.T. Indo Fermex	Yeast Manufacture	31 December	**49**	49	49
P.T. Sama Indah	Yeast Manufacture	31 December	**49**	49	49
P.T. Natraco Spices Indonesia	Spices Processing	31 December	**50**	50	50

A$ million	Consolidated 2002	2001	2000
Results of associates			
Share of associates':			
Profit from ordinary activities before income tax expense	**14.2**	16.7	15.7
Income tax expense relating to profit from ordinary activities	**(4.1)**	(4.3)	(4.1)
Share of net profits of associates accounted for using the equity method	**10.1**	12.4	11.6
Movements in carrying amount of investments in associates			
Carrying amount of investments at beginning of year	**66.9**	58.1	51.8
Share of net profits of associates	**10.1**	12.4	11.6
Dividends received from associates	**(15.3)**	(8.6)	(7.8)
Share of (decrement)/increment in associates' foreign currency translation reserves	**(3.6)**	4.7	3.5
Capital contributed to an associate	**0.5**	0.3	–
Return of capital by an associate	**–**	–	(1.0)
Carrying amount of investments at end of year (a)	**58.6**	66.9	58.1

A$ million	Consolidated 2002	2001	2000
Share of post-acquisition retained profits and reserves attributable to associates			
Retained profits			
Share of associates' retained profits at beginning of year	**7.5**	3.7	(0.1)
Share of associates' net profits accounted for using the equity method	**10.1**	12.4	11.6
Dividends from associates	**(15.3)**	(8.6)	(7.8)
Share of associates' retained profits at end of year	**2.3**	7.5	3.7
Asset revaluation reserve			
Share of associates' asset revaluation reserves at beginning and end of year	**19.0**	19.0	19.0
Foreign currency translation reserve			
Share of associates' foreign currency translation reserves at beginning of year	**(20.9)**	(25.6)	(29.1)
Share of (decrement)/increment in associates' foreign currency translation reserves	**(3.6)**	4.7	3.5
Share of associates' foreign currency translation reserves at end of year	**(24.5)**	(20.9)	(25.6)
Other reserves			
Share of associates' other reserves at beginning and end of year	**18.9**	18.9	18.9
Summary performance and financial position of associates			
The consolidated entity's share of aggregate assets, liabilities and profits of associates are as follows:			
Net profit – as reported by associates and equity adjusted (b)	**10.1**	12.4	11.6
Net assets			
Current assets	**27.9**	31.4	27.8
Non current assets	**48.4**	52.6	42.9
Total assets	**76.3**	84.0	70.7
Current liabilities	**12.5**	13.4	10.4
Non current liabilities	**5.2**	3.7	2.2
Total liabilities	**17.7**	17.1	12.6
Net assets – as reported by associates and equity adjusted (b)	**58.6**	66.9	58.1

(a) No individual investment in an associate is material in amount.

(b) There were no adjustments arising from equity accounting.

A$ million	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
NOTE 11. OTHER FINANCIAL ASSETS					
Non current					
Shares in controlled entities (a)	–	–	–	**132.9**	160.0
Shares in other corporations (b)	**4.0**	7.6	7.6	–	–
US Treasury Notes	**2.7**	–	–	–	–
Total non current other financial assets	**6.7**	7.6	7.6	**132.9**	160.0
(a) Shares in controlled entities:					
Cost	–	–	–	**162.1**	189.2
Provision for diminution in value	–	–	–	**(29.2)**	(29.2)
	–	–	–	**132.9**	160.0
(b) Written down to recoverable amount.					

A$ million	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
NOTE 12. PROPERTY, PLANT AND EQUIPMENT					
Plant and equipment					
Cost	**788.6**	929.5	789.1	**1.0**	1.0
Accumulated depreciation	**(427.8)**	(479.9)	(397.9)	**(0.9)**	(0.8)
	360.8	449.6	391.2	**0.1**	0.2
Freehold properties (a) (b)					
Cost	**206.7**	242.9	9.6	–	–
Independent valuation – 30/6/97	–	–	207.0	–	–
	206.7	242.9	216.6	–	–
Accumulated depreciation	**(24.3)**	(23.3)	(18.8)	–	–
	182.4	219.6	197.8	–	–
Leasehold properties (a) (b)					
Cost	**8.0**	5.9	0.2	–	–
Independent valuation – 30/6/97	–	–	4.2	–	–
	8.0	5.9	4.4	–	–
Accumulated amortisation	**(0.6)**	(0.5)	(0.3)	–	–
	7.4	5.4	4.1	–	–
Leasehold improvements (b)					
Cost	**38.4**	40.7	28.0	–	–
Directors' valuation – 30/6/87	–	–	2.9	–	–
	38.4	40.7	30.9	–	–
Accumulated amortisation	**(11.8)**	(11.2)	(8.1)	–	–
	26.6	29.5	22.8	–	–
Total property, plant and equipment	**577.2**	704.1	615.9	**0.1**	0.2

(a) Independent valuations, on an existing use basis of valuation, were obtained for all properties at 30 June 2000. These valuations which disclosed a surplus of $8.5 million over book value have not been recognised in the consolidated statement of financial position.

(b) The consolidated entity applied AASB 1041 Revaluation of Non Current Assets for the first time from 1 July 2000 and deemed the cost of properties and leasehold improvements to be equal to carrying value as at 1 July 2000.

(c) Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

	Consolidated			Burns, Philp & Company Limited	
A$ million	**2002**	2001	2000	**2002**	2001
Plant and equipment					
Carrying amount at beginning of year	**449.6**	391.2	378.4	**0.2**	0.2
Foreign currency fluctuations	**(94.1)**	42.9	29.9	**–**	–
Additions	**76.1**	79.8	32.1	**–**	0.1
Disposals	**(17.5)**	(8.5)	(2.8)	**–**	–
Depreciation	**(53.8)**	(57.4)	(54.5)	**(0.1)**	(0.1)
Reclassifications	**0.5**	1.6	13.3	**–**	–
Reassessment of carrying values	**–**	–	(5.2)	**–**	–
Carrying amount at end of year	**360.8**	449.6	391.2	**0.1**	0.2
Freehold properties					
Carrying amount at beginning of year	**219.6**	197.8	195.3	**–**	–
Foreign currency fluctuations	**(29.4)**	23.7	15.3	**–**	–
Additions	**3.0**	5.7	2.0	**–**	–
Disposals	**(2.8)**	(2.0)	(1.1)	**–**	–
Depreciation	**(4.8)**	(5.6)	(4.5)	**–**	–
Reclassifications	**(3.2)**	–	(9.2)	**–**	–
Carrying amount at end of year	**182.4**	219.6	197.8	**–**	–
Leasehold properties					
Carrying amount at beginning of year	**5.4**	4.1	3.4	**–**	–
Foreign currency fluctuations	**0.2**	0.2	0.1	**–**	–
Additions	**2.0**	1.4	0.3	**–**	–
Amortisation	**(0.2)**	(0.1)	(0.1)	**–**	–
Reclassifications	**–**	(0.2)	0.4	**–**	–
Carrying amount at end of year	**7.4**	5.4	4.1	**–**	–
Leasehold improvements					
Carrying amount at beginning of year	**29.5**	22.8	23.4	**–**	–
Foreign currency fluctuations	**(2.2)**	3.1	1.9	**–**	–
Additions	**1.2**	1.9	1.7	**–**	–
Disposals	**(0.1)**	–	(0.2)	**–**	–
Amortisation	**(1.8)**	(1.8)	(1.4)	**–**	–
Reclassifications	**–**	3.5	(2.6)	**–**	–
Carrying amount at end of year	**26.6**	29.5	22.8	**–**	–

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 13. INTANGIBLE ASSETS					
Identifiable intangible assets (a)					
Cost	**331.2**	398.6	–	**–**	–
Independent valuation – 31/12/97 (b) (d)	**–**	–	323.5	**–**	–
Directors' valuation – 31/12/97 (c)	**–**	–	19.2	**–**	–
	331.2	398.6	342.7	**–**	–
Accumulated amortisation	**(34.3)**	(29.6)	(16.1)	**–**	–
Total identifiable intangible assets	**296.9**	369.0	326.6	**–**	–
Purchased goodwill					
Cost	**36.1**	54.3	41.3	**–**	–
Accumulated amortisation	**(13.6)**	(15.8)	(12.9)	**–**	–
Total purchased goodwill	**22.5**	38.5	28.4	**–**	–
Total intangible assets	**319.4**	407.5	355.0	**–**	–

(a) The consolidated entity applied AASB 1041 Revaluation of Non Current Assets for the first time from 1 July 2000 and deemed the cost of identifiable intangible assets to be equal to carrying value as at 1 July 2000.

(b) Identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) of the yeast, yeast extracts and vinegar businesses were independently valued at 31 December 1997. The valuations were carried out by Grant Samuel & Associates and were determined using the "relief from royalty" methodology.

(c) Identifiable intangible assets relating to the Argentine margarine and edible oil business were valued by the Directors at 31 December 1997.

(d) Written down to recoverable amount where appropriate.

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 14. PAYABLES					
Current					
Trade creditors	**68.0**	86.0	75.8	**–**	–
Other creditors and accruals	**74.5**	88.7	78.6	**3.1**	4.2
Owing to controlled entities	**–**	–	–	**3.7**	43.0
Total current payables	**142.5**	174.7	154.4	**6.8**	47.2
Non current					
Other creditors	**3.5**	–	–	**–**	–
Total non current payables	**3.5**	–	–	**–**	–

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 15. INTEREST BEARING LIABILITIES					
Current					
Secured (c)					
Senior indebtedness	**17.8**	19.7	26.3	–	0.3
Bank overdrafts	**0.9**	2.2	1.4	–	0.1
Other indebtedness	**12.3**	–	–	–	–
7.5% Notes (d)	–	260.9	–	–	–
Unsecured					
Debt Bonds (f)	**174.8**	–	–	–	–
Total current interest bearing liabilities (a)(b)	**205.8**	282.8	27.7	–	0.4
Non current					
Secured (c)					
Senior indebtedness	**738.7**	816.7	722.2	–	13.5
Other indebtedness	–	9.5	4.8	–	–
7.5% Notes (d)	–	5.3	298.4	–	–
Unsecured					
Senior Subordinated Notes (e)	**711.0**	–	–	–	–
Debt Bonds (f)	–	197.4	167.2	–	–
Total non current interest bearing liabilities (a)(b)	**1,449.7**	1,028.9	1,192.6	–	13.5
(a) Interest bearing liabilities by currency:					
United States dollars	**1,526.7**	828.8	713.2	–	–
Euro	**66.0**	–	–	–	–
Canadian dollars	**42.3**	34.9	19.6	–	–
New Zealand dollars	**14.3**	13.6	32.7	–	–
Australian dollars	–	402.3	437.7	–	13.9
German marks	–	20.5	13.3	–	–
Others	**6.2**	11.6	3.8	–	–
Total interest bearing liabilities	**1,655.5**	1,311.7	1,220.3	–	13.9

NOTE 15. INTEREST BEARING LIABILITIES (CONTINUED)

(b) Consolidated interest bearing liabilities by maturity at 30 June:

A$ million	Senior Indebtedness Floating	Senior Indebtedness Fixed	7.5% Notes Fixed	Debt Bonds Fixed	Bank Overdrafts Floating	Other Indebtedness Floating	Other Indebtedness Fixed	Total
2002								
1 year or less	**17.8**	–	–	**174.8**	**0.9**	**8.5**	**3.8**	**205.8**
1 to 2 years	**22.2**	–	–	–	–	–	–	**22.2**
2 to 3 years	**97.8**	–	–	–	–	–	–	**97.8**
3 to 4 years	**128.9**	–	–	–	–	–	–	**128.9**
4 to 5 years	**489.8**	–	–	–	–	–	–	**489.8**
10 to 11 years	–	**711.0**	–	–	–	–	–	**711.0**
	756.5	**711.0**	–	**174.8**	**0.9**	**8.5**	**3.8**	**1,655.5**
Weighted average interest rate	**3.85%**	**9.75%**		**5.5%**	**14.78%**	**5.18%**	**5.63%**	**6.57%**
2001*								
1 year or less	595.0	241.4	260.9	–	2.2	9.5	–	1,109.0
2 to 3 years	–	–	5.3	197.4	–	–	–	202.7
	595.0	241.4	266.2	197.4	2.2	9.5	–	1,311.7
Weighted average interest rate	6.91%	7.89%	7.5%	5.5%	6.91%	6.91%		6.19%
2000								
1 year or less	18.9	7.4	–	–	1.4	–	–	27.7
1 to 2 years	519.7	202.5	298.4	–	–	4.8	–	1,025.4
3 to 4 years	–	–	–	167.2	–	–	–	167.2
	538.6	209.9	298.4	167.2	1.4	4.8	–	1,220.3
Weighted average interest rate	7.75%	7.90%	7.5%	5.5%	15.25%	6.15%		7.41%

* The 2001 classifications have been determined prior to the refinancing which occurred subsequent to year end on 13 August 2001 (refer note (c) over page for further details).

(c) On 2 August 2001 the Group entered into an agreement to borrow up to the equivalent of US$450 million from a syndicate of banks (New Credit Facility), comprising a term loan facility of US$425 million and a revolving loan facility of US$25 million which was subsequently reduced to US$10 million on 10 December 2001. The New Credit Facility has a term of five years.

The Senior Funding Agreement dated 2 August 2001 governs the terms on which the banks will lend funds to the Group. Amounts owing under the Senior Funding Agreement are secured on a senior ranking basis, whereby major asset owning companies in the Group have granted security over their assets in favour of a Security Trustee. The security comprises guarantees from the Company's major wholly owned operating subsidiaries, both local and overseas, and security over most of the Company's assets and the assets of its guarantor subsidiaries.

On 8 August 2001 the Group drew down the equivalent of US$425 million under the New Credit Facility. These funds were used to repay debt that matured under the Group's existing senior debt funding agreement (the Override Agreement). In accordance with the New Credit Facility amortisation schedule, US$5 million had been repaid to 30 June 2002 and a further US$5 million was repaid on 2 August 2002.

The terms of the Senior Funding Agreement included a requirement to establish a Debt Reserve Account. The Group was required to ensure that specified amounts were paid to this account until the balance of the account was US$100 million. Deposits in this account could be withdrawn in accordance with the terms of the Senior Funding Agreement, to repurchase or redeem the 5.5% guaranteed subordinated convertible debt bonds (Debt Bonds) issued by Burns Philp Treasury (Europe) BV.

In accordance with the requirements of the Senior Funding Agreement, there was a balance of US$8.5 million in the Debt Reserve Account as at 30 June 2002 and a further US$15 million was deposited into the account on 14 August 2002. With the redemption of the Debt Bonds on 9 September 2002 (refer note 17 for further details), the balance of this account will now be withdrawn.

In addition to the debt governed by the terms of the Senior Funding Agreement there are a number of other financings typically involving small amounts extended to operating companies in the Group not subject to the Senior Funding Agreement. These facilities are not secured by the security arrangements referred to in the above paragraphs but may, in some instances, have the benefit of securities at the operating company level.

(d) During the year ended 30 June 2002, $260.9 million of 7.5% Notes were bought back pursuant to a Notes Buy Back Offer and $5.3 million of the 7.5% Notes were redeemed for cash (refer note 17 for further details).

(e) On 21 June 2002 a subsidiary of Burns, Philp & Company Limited, Burns Philp Capital Pty Limited, issued in a private offering, US$400 million of Senior Subordinated Notes (Senior Subordinated Notes) that bear interest at 9.75% and mature on 15 July 2012. On 9 August 2002, Burns, Philp & Company Limited lodged with the Securities and Exchange Commission in the United States, a Form F 4 Registration Statement for registration of an exchange offer under which the Senior Subordinated Notes issued on 21 June 2002 will be exchanged for identical registered notes. It is anticipated that the Registration Statement will be declared effective in November 2002.

The payment of principal and interest, and the performance of all other obligations in respect of the Senior Subordinated Notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and certain of its subsidiaries.

(f) All of the outstanding Debt Bonds were redeemed by Burns Philp Treasury (Europe) BV on 9 September 2002 (refer note 17 for further details).

(g) Refer note 32 for additional financial instruments disclosure.

NOTE 15. INTEREST BEARING LIABILITIES (CONTINUED)

(h) Financing facilities

Details of the consolidated entity's committed financing facilities as at 30 June are set out below:

	Consolidated					
	2002 A$ million	**Average Maturity**	2001 A$ million	Average Maturity	2000 A$ million	Average Maturity
Bank overdrafts	**8.3**	**0.9 years**	51.7	0.3 years	44.7	1.1 years
Bank loan facilities	**792.1**	**4.1 years**	591.7	0.1 years	534.5	1.1 years
Senior Subordinated Notes	**711.0**	**10.0 years**	–		–	
Debt Bonds	**174.8**	**1.8 years**	197.4	2.8 years	167.2	3.8 years
7.5% Notes	**–**		266.2	0.1 years	298.4	1.1 years
Other note issuance facilities	**–**		241.5	0.1 years	209.9	1.1 years
Total committed lines of credit	**1,686.2**		1,348.5		1,254.7	
Add cash	**923.6**		218.2		188.9	
Less interest bearing liabilities	**(1,655.5)**		(1,311.7)		(1,220.3)	
Undrawn lines of credit and cash	**954.3**		255.0		223.3	

	Consolidated			Burns, Philp & Company Limited	
A$ million	**2002**	2001	2000	**2002**	2001
NOTE 16. PROVISIONS					
Current					
Employee entitlements	**13.7**	14.7	20.2	**0.5**	0.9
Business closure and rationalisation	**7.7**	4.1	8.4	**–**	–
CP Shares dividend	**4.4**	–	–	**4.4**	–
Refinancing charges	**–**	13.1	11.1	**–**	–
Other	**12.7**	12.4	11.1	**1.3**	5.2
Total current provisions	**38.5**	44.3	50.8	**6.2**	6.1
Non current					
Employee entitlements	**23.0**	23.2	15.9	**0.5**	0.4
Other	**0.1**	–	0.6	**–**	–
Total non current provisions	**23.1**	23.2	16.5	**0.5**	0.4

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 17. CONTRIBUTED EQUITY					
Issued and paid-up share capital					
802,685,992 (2001 – 699,922,121; 2000 – 538,844,137) ordinary shares, fully paid	**634.4**	613.7	581.5	**634.4**	613.7
797,395,767 (2001 – Nil; 2000 – Nil) converting preference shares, fully paid	**233.9**	–	–	**233.9**	–
Total contributed equity	**868.3**	613.7	581.5	**868.3**	613.7

Movements since 30 June 1999 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares), convertible notes (Estate Mortgage Notes), share options (2003 Options) and employee share options, the 7.5% Notes issued by Burns Philp Food North America Inc (7.5% Notes) and the Debt Bonds issued by Burns Philp Treasury (Europe) BV, have been as follows:

Ordinary Shares

	Number of Shares	A$ million
Ordinary shares at 30 June 1999	530,600,750	579.9
Exercise of 2003 Options	8,243,387	1.6
Ordinary shares at 30 June 2000	538,844,137	581.5
Exercise of 2003 Options	161,077,984	32.2
Ordinary shares at 30 June 2001	699,922,121	613.7
Exercise of 2003 Options	101,136,905	20.2
Conversion of CP Shares	1,626,966	0.5
Ordinary shares at 30 June 2002	802,685,992	634.4
Exercise of 2003 Options since year end	66,802	–
Conversion of CP Shares since year end	1,200	–
Ordinary Shares at 22 August 2002	802,753,994	634.4

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members' meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

NOTE 17. CONTRIBUTED EQUITY (CONTINUED)

Converting Preference Shares (CP Shares)

	Number of Shares	A$ million
CP Shares at 30 June 1999, 30 June 2000 and 30 June 2001	–	–
CP Shares issued	799,022,733	239.7
CP Share issue costs	–	(5.3)
CP Shares converted into ordinary shares	(1,626,966)	(0.5)
CP Shares at 30 June 2002	797,395,767	233.9
CP Shares converted into ordinary shares since year end	(1,200)	–
CP Shares at 22 August 2002	797,394,567	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of 13 August 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members' meetings. In the event of winding up of the Company, CP shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Convertible Notes (Estate Mortgage Notes)

	Number of Notes	A$ million
Issued notes at 30 June 1999	12,000,000	16.1
Part repayment of principal	–	(2.1)
Issued notes at 30 June 2000	12,000,000	14.0
Part repayment of principal	–	(0.2)
Issued notes at 30 June 2001	12,000,000	13.8
Notes repaid	(12,000,000)	(13.8)
Issued notes at 30 June 2002	–	–

The Estate Mortgage Notes were issued by Burns, Philp & Company Limited on 15 September 1997. On 13 August 2001 the Group repaid $835.0 million of senior debt including all of the Estate Mortgage Notes.

Guaranteed Subordinated Convertible Debt Bonds (Debt Bonds)

	Number of Bonds	A$ million
Issued bonds at 30 June 1999	20,000	149.8
Foreign currency fluctuation	–	17.4
Issued bonds at 30 June 2000	20,000	167.2
Foreign currency fluctuation	–	30.2
Issued bonds at 30 June 2001	20,000	197.4
Bonds bought back and cancelled	(335)	(3.1)
Foreign currency fluctuation	–	(19.5)
Issued bonds at 30 June 2002	19,665	174.8
Foreign currency fluctuation	–	5.2
Issued bonds at 22 August 2002	19,665	180.0

The Debt Bonds were issued by Burns Philp Treasury (Europe) BV (BPTE), together with non detachable subordinated conversion bonds (Conversion Bonds), issued by Burns, Philp & Company Limited on 24 March 1994.

The Debt Bonds were issued in denominations of US$5,000 each and were fully paid. The Conversion Bonds were issued in denominations of US$5,000 each and were paid up to US$0.01 each upon issue.

The Conversion Bonds were convertible into ordinary shares of Burns, Philp & Company Limited up until 20 April 2004. The original conversion price of A$5.40 per share had been adjusted for defined changes to the issued capital with the conversion price at 30 June 2002 being $A3.90.

During the current year US$1.7 million of the outstanding Debt Bonds were bought back and cancelled.

As at 30 June 2002 the US$98.3 million of Debt and Conversion Bonds still outstanding, if converted, would have resulted in the issue of 35,543,227 ordinary shares.

Subject to the Senior Funding Agreement, BPTE had the right to redeem the Debt Bonds at par in multiples of US$1 million during the period 15 May 1997 to 30 April 2004. As at 30 June 2002 there had been no redemptions of the Debt Bonds, but on 9 September 2002 BPTE, after having given notice to the Trustee and holders of the Debt Bonds on 1 August 2002, redeemed all of the outstanding Debt Bonds. Upon redemption of the Debt Bonds, the Debt Bonds and the attached Conversion Bonds were cancelled.

The Debt Bonds and Conversion Bonds were listed on the London Stock Exchange Limited.

NOTE 17. CONTRIBUTED EQUITY (CONTINUED)

Burns Philp Food North America Inc 7.5% Notes due 2003 guaranteed by Burns, Philp & Company Limited (7.5% Notes) issued together with separately transferable options (2003 Options) to subscribe for Ordinary Shares of Burns, Philp & Company Limited.

	7.5% Notes Number	7.5% Notes A$ million	2003 Options Number
Issued at 30 June 1999	1,007,722,845	201.5	1,007,722,845
Rights Issue	492,277,155	98.5	492,277,155
7.5% Notes redeemed and proceeds applied in exercise of 2003 Options	(8,110,714)	(1.6)	(8,110,714)
2003 Options exercised for cash	–	–	(132,673)
Issued at 30 June 2000	1,491,889,286	298.4	1,491,756,613
7.5% Notes redeemed and proceeds applied in exercise of 2003 Options	(160,902,762)	(32.2)	(160,902,762)
2003 Options exercised for cash	–	–	(175,222)
Issued at 30 June 2001	1,330,986,524	266.2	1,330,678,629
7.5% Notes redeemed and proceeds applied in exercise of 2003 Options	(33,705)	–	(33,705)
7.5% Notes bought back	(1,304,314,723)	(260.9)	–
7.5% Notes redeemed by the Notes Issuer	(26,638,096)	(5.3)	–
2003 Options exercised for cash	–	–	(101,103,200)
Issued at 30 June 2002	–	–	1,229,541,724
2003 Options exercised since year end for cash	–	–	(66,802)
Issued at 22 August 2002	–	–	1,229,474,922

The terms of the 7.5% Notes and 2003 Options were set out in a Notes Trust Deed dated 11 August 1998. At an Extraordinary General Meeting of Noteholders held on 1 May 2000, Noteholders approved an amendment to the 7.5% Notes Trust Deed to permit redemption of all or some of the 7.5% Notes by Burns Philp Food North America Inc. (the Notes Issuer) prior to their Maturity Date of 15 August 2003.

A Notes Buy-Back Offer of one Converting Preference Share and A$0.30 for every three 7.5% Notes held was made by the Notes Issuer resulting in 1,304,314,723 7.5% Notes being bought back on 13 August 2001. The remaining 26,638,096 7.5% Notes were redeemed by the Notes Issuer on 2 October 2001.

The main terms of the 2003 Options are as follows:

1.	Issuer:	Burns, Philp & Company Limited.
2.	Exercise Price:	A$0.20
3.	Exercise Dates:	The holder may elect to exercise the 2003 Options in whole or in part (in multiples of 100 unless exercising all options held) at any time up until 5.00 pm on 14 August 2003.
4.	Tradeability:	The 2003 Options are quoted on the ASX under code BPCO.
5.	Ranking of shares issued on exercise of Options:	Ordinary shares issued on exercise of 2003 Options will rank in all respects pari passu with the Company's issued ordinary shares.
6.	Rights of Optionholders to participate in any share issue or interest issue of the Company:	A holder of 2003 Options is entitled to participate in new issues of securities (other than issues of Bonus Shares as defined in the Notes Trust Deed) of Burns, Philp & Company Limited to holders of ordinary shares without exercising the 2003 Options.

Employee Share and Share Option Plans

Employee share plans – still operate for employees in Australia, New Zealand, Indonesia and Malaysia. The structures of the plans vary depending on local legislative and taxation requirements, but in most locations interest-free loans have been provided to enable employees to purchase up to 500 ordinary shares each. The last loans were provided in 1997 and there is no present intention to provide further loans.

Executive share plan – ordinary shares are held under this plan by executives. Interest-free loans were provided to enable executives to purchase ordinary shares at market value. Entitlement was based on seniority. No ordinary shares were allotted to employees under this plan during the year. The plan was replaced by the incentive plan in 1992.

Incentive plan – under an incentive plan available to executives worldwide prior to 1998, participants could purchase a specified number of options based on seniority. The exercise price of the options was based on the market price of the Company's ordinary shares at the time of issue of the options. No options were offered during the year and there is no present intention to offer further options.

The number of participants, ordinary shares and options on issue and the value of outstanding loans at 30 June 2002 were:

Share plans	Members	Ordinary Shares	Loans A$ million
Employee share plans	138	68,064	0.2
Executive share plan	9	144,242	0.2
	147	212,306	0.4

Incentive plan share options	Exercise Price (A$)	Expiry Date	Members	Options
	1.02	1 October 2002	23	69,950

During the current year, no options were issued, no options were exercised and 686,220 options were forfeited.

The equivalent number of ordinary shares if all options were exercised is 69,950.

The market value of Burns, Philp & Company Limited ordinary shares at 30 June 2002 was $0.65 (2001 – $0.46; 2000 – $0.42).

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 18. RESERVES					
Capital reserves					
Asset revaluation reserve	**106.4**	106.4	106.4	**22.0**	22.0
Other capital reserves	**8.8**	8.8	8.8	**0.1**	0.1
	115.2	115.2	115.2	**22.1**	22.1
Revenue reserve					
General reserve	**18.1**	18.1	18.1	–	–
Foreign currency translation reserve	**(292.5)**	(115.5)	(136.5)	**(3.9)**	(3.9)
Total reserves	**(159.2)**	17.8	(3.2)	**18.2**	18.2
(a) Movements during the year					
Asset revaluation reserve					
Balance at beginning of year	**106.4**	106.4	108.7	**22.0**	22.0
Revaluation of identifiable intangible assets	–	–	(2.3)	–	–
Balance at end of year	**106.4**	106.4	106.4	**22.0**	22.0
Foreign currency translation reserve					
Balance at beginning of year	**(115.5)**	(136.5)	(151.4)	**(3.9)**	(3.9)
Net foreign exchange translation (loss)/gain transferred directly to reserve:					
Controlled entities					
Net translation (loss)/gain	**(200.3)**	16.3	11.4	–	–
Related deferred income tax benefit	**26.9**	–	–	–	–
Associates					
Net translation (loss)/gain	**(3.6)**	4.7	3.5	–	–
Balance at end of year	**(292.5)**	(115.5)	(136.5)	**(3.9)**	(3.9)

(b) Nature and purpose of reserves

Asset revaluation reserve
The asset revaluation reserve comprises the net revaluation increments and decrements arising in prior years from the revaluation of properties, identifiable intangibles and other financial assets. As a result of adopting the deemed cost election for these classes of asset on the application of AASB 1041 from 1 July 2000, the reserve balance is not available for future property, identifiable intangible or other financial asset write-downs.

Foreign currency translation reserve
The foreign currency translation reserve records the foreign currency differences arising from the translation of self sustaining foreign operations and the translation of transactions that hedge the consolidated entity's net investment in foreign operations or the translation of foreign currency monetary items forming part of the net investment in self sustaining operations, net of related income tax expense/benefit.

Other capital reserves and general reserve
The amounts standing to the credit of other capital reserves and the general reserve resulted from historical transactions. These balances are available for transfer into retained earnings.

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 19. ACCUMULATED LOSSES					
Accumulated losses at beginning of year	**(378.8)**	(467.3)	(549.5)	**(492.8)**	(488.7)
Net profit/(loss) attributable to Burns, Philp & Company Limited shareholders	**146.2**	88.5	82.2	**16.9**	(4.1)
Dividends paid or payable – CP Shares (a)	**(15.9)**	–	–	**(15.9)**	–
Accumulated losses at end of year	**(248.5)**	(378.8)	(467.3)	**(491.8)**	(492.8)
(a) Details of dividends paid or payable on CP Shares are:					
Paid 2 October 2001 0.31438 cents per share (franked amount per share 0.31438 cents)	**(2.5)**	–	–	**(2.5)**	–
Paid 31 December 2001 0.55480 cents per share (franked amount per share 0.55480 cents)	**(4.4)**	–	–	**(4.4)**	–
Paid 2 April 2002 0.56710 cents per share (franked amount per share 0.07474 cents per share)	**(4.6)**	–	–	**(4.6)**	–
Provided 30 June 2002 and paid 1 July 2002 0.55480 cents per share (unfranked)	**(4.4)**	–	–	**(4.4)**	–
	(15.9)	–	–	**(15.9)**	–

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 20. OUTSIDE EQUITY INTERESTS					
Outside equity interests in controlled entities comprise:					
Interest in retained profits at beginning of year	**4.2**	3.6	3.9	–	–
Interest in profit from ordinary activities after related income tax expense	**3.3**	2.0	1.5	–	–
Interest in dividends paid	**(1.1)**	(1.4)	(1.8)	–	–
Interest in retained profits at end of year	**6.4**	4.2	3.6	–	–
Interest in contributed equity	**13.9**	13.3	8.8	–	–
Interest in reserves	**(1.4)**	7.7	6.2	–	–
Total outside equity interests	**18.9**	25.2	18.6	–	–

Notes to the Financial Statements (continued)

A$ million	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
NOTE 21. TOTAL EQUITY					
Total equity at beginning of year	**277.9**	129.6	33.6	**139.1**	111.0
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognised in statements of financial performance	**(30.8)**	109.5	94.8	**16.9**	(4.1)
Transactions with Burns, Philp & Company Limited shareholders as owners:					
Contributions of equity (refer note 17)	**254.6**	32.2	1.6	**254.6**	32.2
Dividends paid or payable – CP Shares	**(15.9)**	–	–	**(15.9)**	–
Total changes in outside equity interests	**(6.3)**	6.6	(0.4)	–	–
Total equity at end of year	**479.5**	277.9	129.6	**394.7**	139.1

A$ million	Consolidated 2002	Consolidated 2001	Consolidated 2000	Burns, Philp & Company Limited 2002	Burns, Philp & Company Limited 2001
NOTE 22. COMMITMENTS					
Capital expenditure commitments					
Capital expenditure contracted for at balance date but not provided for:					
Payable within 1 year	**12.3**	18.8	9.9	–	–
Operating lease commitments (a)					
Aggregate amount contracted for at balance date but not provided for:					
Payable within 1 year	**6.1**	7.2	6.5	**0.1**	0.2
Payable between 1 and 2 years	**5.2**	5.2	3.6	–	0.1
Payable between 2 and 3 years	**3.6**	4.3	2.7	–	–
Payable between 3 and 4 years	**2.5**	2.5	2.0	–	–
Payable between 4 and 5 years	**2.1**	1.2	1.2	–	–
Payable after 5 years	**14.6**	2.1	2.1	–	–
Total operating lease commitments	**34.1**	22.5	18.1	**0.1**	0.3

(a) The consolidated entity leases property under non cancellable operating leases expiring from 1 to 20 years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in consumer prices indices or operating criteria.

NOTE 23. CONTINGENT LIABILITIES

(a) The consolidated entity is subject to litigation in the ordinary course of operations, but having considered advice does not believe that it is engaged in any legal proceedings which would be likely to have a material effect on its business, financial position or results of operations.

(b) As part of the security arrangements entered into with the consolidated entity's financiers (refer note 15 (c)), Burns, Philp & Company Limited entered into a Deed of Guarantee and Indemnity whereby it (and certain controlled entities) guaranteed payment of amounts owing under certain financing documents (including those facilities the subject of the Override Agreement and the 7.5% Notes Trust Deed). The total amount owing by its controlled entities as at 30 June 2002 is $1,655.5 million (2001 – $1,297.8 million; 2000 – $1,206.2 million).

The Deed of Guarantee and Indemnity continues in place for the benefit of the financiers party to the Senior Funding Agreement, notwithstanding the termination of the Override Agreement and the repayment of the 7.5% Notes.

(c) Pursuant to ASIC Class Order 98/1418 dated 13 August 1998 certain wholly owned subsidiaries listed in note 30 are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports.

It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Law, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

A consolidated statement of financial performance for the year ended 30 June 2002 and a consolidated statement of financial position as at 30 June 2002, comprising the Company and subsidiaries which are a party to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 30 June 2002 are set out on page 62.

NOTE 23. CONTINGENT LIABILITIES (CONTINUED)

A$ million	2002	2001	2000
Statements of Financial Performance			
Profit from ordinary activities before income tax benefit/(expense)	**24.2**	92.5	108.8
Income tax benefit/(expense) relating to profit from ordinary activities	**2.3**	(2.6)	(0.8)
Profit from ordinary activities after related income tax benefit/(expense)	**26.5**	89.9	108.0
Statements of Financial Position			
Cash assets	**23.5**	0.9	1.8
Receivables	**142.3**	28.6	28.9
Inventories	**3.5**	2.1	2.2
Other assets	**3.0**	1.1	0.5
Total current assets	**172.3**	32.7	33.4
Investments	**712.6**	871.5	810.7
Property, plant and equipment	**19.0**	22.2	24.2
Intangible assets	**9.4**	14.1	14.8
Other assets	**20.6**	2.3	1.2
Total non current assets	**761.6**	910.1	850.9
Total assets	**933.9**	942.8	884.3
Payables	**314.6**	415.6	497.3
Interest bearing liabilities	**–**	0.8	0.8
Provisions	**11.4**	9.9	11.8
Total current liabilities	**326.0**	426.3	509.9
Interest bearing liabilities	–	13.5	13.6
Provisions	**0.9**	5.6	6.3
Total non current liabilities	**0.9**	19.1	19.9
Total liabilities	**326.9**	445.4	529.8
Net assets	**607.0**	497.4	354.5
Contributed equity	**868.3**	613.7	581.5
Reserves and accumulated losses	**(261.3)**	(116.3)	(227.0)
Total equity	**607.0**	497.4	354.5

NOTE 24. SEGMENT INFORMATION

Business and geographic segments

The Group operates in four main business segments, with additional insignificant activity segmented in Other and Corporate. These business segments were identified based on the nature of the products provided and services rendered. The Group also operates in four main geographic regions. Management selected these segments for internal reporting purposes and has organised its enterprise around these products and services and geographic areas.

Business segment	***Geographic segment***	***Products and services***
Yeast/Bakery	North America South America Europe Asia Pacific	Bakers' yeast and bakers' ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients
Herbs and Spices	North America Asia Pacific	Sourcing, grinding, blending, packaging and distribution of herbs and spices
Vinegar	North America	Industrial vinegar
Terminals	Asia Pacific	Bulk liquid storage
Other	Asia Pacific	Various
Corporate/T&D	North America Europe Asia Pacific	Administration and technology and development

Major customers

No single customer represents 10% or more of the Group's consolidated revenue.

NOTE 24. SEGMENT INFORMATION (CONTINUED)

Primary reporting by business segment

	Yeast/Bakery				
A$ million	**North America**	**South America**	**Europe**	**Asia Pacific**	**Total**
2002					
Revenue					
External segment revenue from sale of goods and rendering of services*	360.8	167.4	163.5	142.3	834.0
Interest revenue					
Other unallocated revenue					
Total revenue from ordinary activities					
Result					
Segment result	58.4	25.1	29.4	20.2	133.1
Share of net profits of associates	–	2.0	4.4	3.7	10.1
EBIT	58.4	27.1	33.8	23.9	143.2
Net interest expense					
Profit from ordinary activities before income tax					
Income tax benefit					
Profit from ordinary activities after income tax					
Outside equity interests					
Net profit					
The following non cash expense items were included in segment result above:					
Depreciation and amortisation (excluding prepaid slotting allowances)	(22.1)	(12.1)	(11.4)	(8.4)	(54.0)
Amortisation of prepaid slotting allowances	–	–	–	–	–
Net expense from movements in provisions**	(3.0)	(3.6)	(2.2)	(2.7)	(11.5)
Individually significant items					
– Provision for Oakland closure costs	(25.1)	–	–	–	(25.1)
– Provision for amounts due by Kmart USA	–	–	–	–	–
Assets					
Segment assets	389.8	135.3	222.4	206.9	954.4
Equity accounted investments	–	10.9	25.3	22.4	58.6
Unallocated assets					
Consolidated total assets	389.8	146.2	247.7	229.3	1,013.0
Liabilities					
Segment liabilities	50.5	16.8	44.7	25.5	137.5
Unallocated liabilities					
Consolidated total liabilities	50.5	16.8	44.7	25.5	137.5
Acquisitions of non current assets during year	8.4	24.7	11.1	18.0	62.2

* There were no significant inter-segment sales.
**Excluding individually significant items.

Herbs & Spices	Vinegar	Terminals	Other	Corporate /T&D	Consolidated Total
439.5	84.8	29.9	3.4	–	1,391.6
					7.0
					6.4
					1,405.0
44.6	10.9	7.9	0.1	(19.9)	176.7
–	–	–	–	–	10.1
44.6	10.9	7.9	0.1	(19.9)	186.8
					(65.9)
					120.9
					28.6
					149.5
					(3.3)
					146.2
(7.5)	(4.0)	(6.2)	(0.2)	(0.6)	(72.5)
(32.5)	–	–	–	–	(32.5)
(4.5)	(1.0)	(3.7)	–	(3.9)	(24.6)
–	–	–	–	–	(25.1)
(10.1)	–	–	–	–	(10.1)
229.3	83.9	54.3	2.8	71.5	1,396.2
–	–	–	–	–	58.6
					909.7
229.3	83.9	54.3	2.8	71.5	2,364.5
32.9	7.3	7.8	0.5	18.1	204.1
					1,680.9
32.9	7.3	7.8	0.5	18.1	1,885.0
11.1	6.3	5.5	0.1	0.1	85.3

Notes to the Financial Statements (continued)

NOTE 24. SEGMENT INFORMATION (CONTINUED)

Primary reporting by business segment (continued)

			Yeast/Bakery		
A$ million	**North America**	**South America**	**Europe**	**Asia Pacific**	**Total**
2001					
Revenue					
External segment revenue from sale of goods and rendering of services*	353.4	223.8	144.7	135.8	857.7
Interest revenue					
Other unallocated revenue					
Total revenue from ordinary activities					
Result					
Segment result	69.1	19.5	26.9	18.7	134.2
Share of net profits of associates	–	2.0	5.7	4.7	12.4
EBIT	69.1	21.5	32.6	23.4	146.6
Net interest expense					
Profit from ordinary activities before income tax					
Income tax (expense)					
Profit from ordinary activities after income tax					
Outside equity interests					
Net profit					
The following non cash expense items were included in segment result above:					
Depreciation and amortisation (excluding prepaid slotting allowances)	(24.0)	(15.4)	(10.3)	(8.4)	(58.1)
Amortisation of prepaid slotting allowances	–	–	–	–	–
Net expense from movements in provisions	(3.3)	(1.3)	(0.6)	(2.4)	(7.6)
Assets					
Segment assets	465.4	347.2	205.2	207.6	1,225.4
Equity accounted investments	–	13.4	29.0	24.5	66.9
Unallocated assets					
Consolidated total assets	465.4	360.6	234.2	232.1	1,292.3
Liabilities					
Segment liabilities	47.0	44.5	37.8	25.3	154.6
Unallocated liabilities					
Consolidated total liabilities	47.0	44.5	37.8	25.3	154.6
Acquisitions of non current assets during year	29.5	20.2	14.4	14.1	78.2

* There were no significant inter-segment sales.

Herbs & Spices	Vinegar	Terminals	Other	Corporate /T&D	Consolidated Total
438.9	89.6	30.7	4.7	–	1,421.6
					13.0
					18.9
					1,453.5
33.3	9.5	11.2	0.3	(15.5)	173.0
–	–	–	–	–	12.4
33.3	9.5	11.2	0.3	(15.5)	185.4
					(82.8)
					102.6
					(12.1)
					90.5
					(2.0)
					88.5
(8.0)	(4.7)	(5.2)	(0.1)	(0.4)	(76.5)
(24.2)	–	–	–	–	(24.2)
(8.1)	(1.5)	(2.7)	–	3.0	(16.9)
253.3	82.4	49.5	4.0	20.9	1,635.5
–	–	–	–	–	66.9
					158.4
253.3	82.4	49.5	4.0	20.9	1,860.8
45.5	8.3	5.6	1.2	32.1	247.3
					1,335.6
45.5	8.3	5.6	1.2	32.1	1,582.9
3.5	3.5	3.3	0.3	–	88.8

NOTE 24. SEGMENT INFORMATION (CONTINUED)

Primary reporting by business segment (continued)

	Yeast/Bakery				
A$ million	**North America**	**South America**	**Europe**	**Asia Pacific**	**Total**
2000					
Revenue					
External segment revenue from sale of goods and rendering of services*	313.2	204.2	129.4	118.0	764.8
Interest revenue					
Other unallocated revenue					
Total revenue from ordinary activities					
Result					
Segment result	41.0	20.3	29.0	15.1	105.4
Share of net profits of associates	–	1.7	5.5	4.4	11.6
EBIT	41.0	22.0	34.5	19.5	117.0
Net interest expense					
Profit from ordinary activities before income tax					
Income tax (expense)					
Profit from ordinary activities after income tax					
Outside equity interests					
Net profit					
The following non cash expense items were included in segment result above:					
Depreciation and amortisation (excluding prepaid slotting allowances)	(25.9)	(15.8)	(4.1)	(7.5)	(53.3)
Amortisation of prepaid slotting allowances	–	–	–	–	–
Net expense from movements in provisions	(3.4)	(0.2)	(2.4)	(1.3)	(7.3)
Individually significant item:					
– Reassessment of carrying value of non current assets	(24.9)	(2.6)	–	(0.2)	(27.7)
Assets					
Segment assets	380.4	293.3	199.4	170.4	1,043.5
Equity accounted investments	–	12.7	26.6	18.8	58.1
Unallocated assets					
Consolidated total assets	380.4	306.0	226.0	189.2	1,101.6
Liabilities					
Segment liabilities	47.7	32.1	38.4	16.7	134.9
Unallocated liabilities					
Consolidated total liabilities	47.7	32.1	38.4	16.7	134.9
Acquisitions of non current assets during year	10.2	8.6	4.4	7.7	30.9

* There were no significant inter-segment sales

Herbs & Spices	Vinegar	Terminals	Other	Corporate /T&D	Consolidated Total
404.5	82.2	30.1	4.7	–	1,286.3
					9.9
					7.4
					1,303.6
71.4	4.0	12.7	0.3	(26.3)	167.5
–	–	–	–	–	11.6
71.4	4.0	12.7	0.3	(26.3)	179.1
					(81.0)
					98.1
					(14.4)
					83.7
					(1.5)
					82.2
(7.6)	(4.4)	(5.2)	(0.1)	(0.4)	(71.0)
(27.6)	–	–	–	–	(27.6)
(3.3)	(0.9)	(0.7)	–	(6.2)	(18.4)
38.0	(5.1)	–	–	–	5.2
206.2	72.8	50.6	3.4	18.2	1,394.7
–	–	–	–	–	58.1
					143.9
206.2	72.8	50.6	3.4	18.2	1,596.7
47.1	7.3	3.8	0.8	27.8	221.7
					1,245.4
47.1	7.3	3.8	0.8	27.8	1,467.1
1.8	1.6	3.9	–	–	38.2

NOTE 24. SEGMENT INFORMATION (CONTINUED)

Secondary reporting by geographical segment

A$ million	North America	South America	Europe	Asia Pacific	Consolidated Total
2002					
Revenue					
External segment revenue from sale of goods and rendering of services*	885.1	167.4	163.5	175.6	1,391.6
Interest revenue					7.0
Other unallocated revenue					6.4
Total revenue from ordinary activities					1,405.0
Result					
Segment result	108.6	25.1	29.9	13.1	176.7
Share of net profits of associates	–	2.0	4.4	3.7	10.1
EBIT	108.6	27.1	34.3	16.8	186.8
Assets					
Segment assets	722.6	135.3	229.9	308.4	1,396.2
Equity accounted investments	–	10.9	25.3	22.4	58.6
Unallocated assets					909.7
Consolidated total assets	722.6	146.2	255.2	330.8	2,364.5
Acquisitions of non current assets during year	25.8	24.7	11.1	23.7	85.3
2001					
Revenue					
External segment revenue from sale of goods and rendering of services*	881.9	223.8	144.7	171.2	1,421.6
Interest revenue					13.0
Other unallocated revenue					18.9
Total revenue from ordinary activities					1,453.5
Result					
Segment result	103.0	19.4	27.9	22.7	173.0
Share of net profits of associates	–	2.1	5.7	4.6	12.4
EBIT	103.0	21.5	33.6	27.3	185.4
Assets					
Segment assets	805.1	347.2	211.8	271.4	1,635.5
Equity accounted investments	–	13.4	29.0	24.5	66.9
Unallocated assets					158.4
Consolidated total assets	805.1	360.6	240.8	295.9	1,860.8
Acquisitions of non current assets during year	36.5	20.2	14.4	17.7	88.8

* There were no significant inter-segment sales.

A$ million	North America	South America	Europe	Asia Pacific	Consolidated Total
2000					
Revenue					
External segment revenue from sale of goods and rendering of services*	799.9	204.2	129.4	152.8	1,286.3
Interest revenue					9.9
Other unallocated revenue					7.4
Total revenue from ordinary activities					1,303.6
Result					
Segment result	114.8	20.3	21.7	10.7	167.5
Share of net profits of associates	–	1.7	5.5	4.4	11.6
EBIT	114.8	22.0	27.2	15.1	179.1
Assets					
Segment assets	662.1	293.3	203.1	236.2	1,394.7
Equity accounted investments	–	12.7	26.6	18.8	58.1
Unallocated assets					143.9
Consolidated total assets	662.1	306.0	229.7	255.0	1,596.7
Acquisitions of non current assets during year	13.6	8.5	4.5	11.6	38.2

* There were no significant inter-segment sales.

NOTE 24. SEGMENT INFORMATION (CONTINUED)

Additional geographical segment information by country

A$ million	United States	Argentina	Australia	Other	Consolidated Total
2002					
Revenue					
External segment revenue from sale of goods and rendering of services*	827.5	123.2	50.3	390.6	1,391.6
Interest revenue					7.0
Other unallocated revenue					6.4
Total revenue from ordinary activities					1,405.0
Long-lived assets					
Property, plant and equipment	201.8	28.9	57.3	289.2	577.2
Intangibles	180.7	15.4	9.4	113.9	319.4
Total long-lived assets	382.5	44.3	66.7	403.1	896.6
2001					
Revenue					
External segment revenue from sale of goods and rendering of services*	811.5	170.7	51.6	387.8	1,421.6
Interest revenue					13.0
Other unallocated revenue					18.9
Total revenue from ordinary activities					1,453.5
Long-lived assets					
Property, plant and equipment	245.6	99.2	62.1	297.2	704.1
Intangibles	206.3	67.9	9.7	123.6	407.5
Total long-lived assets	451.9	167.1	71.8	420.8	1,111.6
2000					
Revenue					
External segment revenue from sale of goods and rendering of services*	739.4	155.3	55.7	335.9	1,286.3
Interest revenue					9.9
Other unallocated revenue					7.4
Total revenue from ordinary activities					1,303.6
Long-lived assets					
Property, plant and equipment	217.9	86.6	65.8	245.6	615.9
Intangibles	180.4	46.7	10.0	117.9	355.0
Total long-lived assets	398.3	133.3	75.8	363.5	970.9

* There were no significant inter-segment sales.

NOTE 25. DISCONTINUING OPERATIONS

Terminals and Vinegar business segments

On 18 April 2002 the Board announced its plan to sell the Australasian Terminals Division and the North American Vinegar Division.

These Divisions are separately reported as business segments in note 24. Additional financial information in respect of these business segments is set out below:

	Terminals			Vinegar		
A$ million	**2002**	2001	2000	**2002**	2001	2000
Financial performance information for the year ended 30 June						
Revenue from ordinary activities	**31.0**	31.3	30.8	**84.8**	89.6	82.2
Expenses from ordinary activities	**(23.1)**	(20.1)	(18.1)	**(73.9)**	(80.1)	(78.2)
Segment result (EBIT)	**7.9**	11.2	12.7	**10.9**	9.5	4.0
Net interest revenue	**0.1**	–	–	**0.1**	0.1	0.1
Profit from ordinary activities before income tax	**8.0**	11.2	12.7	**11.0**	9.6	4.1
Income tax expense	**(0.6)**	(0.6)	(0.5)	**–**	–	–
Net profit	**7.4**	10.6	12.2	**11.0**	9.6	4.1
Financial position information as at 30 June						
Total assets	**54.3**	49.5	50.6	**83.9**	82.4	72.8
Total liabilities	**9.4**	6.5	4.6	**7.3**	8.3	7.3
Net assets	**44.9**	43.0	46.0	**76.6**	74.1	65.5
Cash flow information for the year ended 30 June						
Net cash provided by operating activities	**11.8**	17.6	16.8	**14.6**	13.2	11.3
Net cash (used in) investing activities	**(5.4)**	(3.3)	(3.9)	**(6.3)**	(3.5)	(1.6)
Net increase in cash held	**6.4**	14.3	12.9	**8.3**	9.7	9.7

On 7 August 2002 the Company announced that it had entered into an agreement to sell the Terminals Division to subsidiaries of Kaneb Pipe Line Operating Partnership LP for anticipated sale proceeds of $83 million. Completion of the sale is conditional on obtaining a number of third party consents, including New Zealand Overseas Investment Commission approval and certain lessors' approvals. It is anticipated that these consents will be obtained and the sale completed prior to the end of September 2002. The financial effect of entering into this conditional sale has not been brought to account in the financial statements for the year ended 30 June 2002.

On 23 August 2002 the Company entered into an agreement for the sale of the North American Vinegar Division to Swander Pace Capital L.L.C. for anticipated proceeds of $88 million. Completion of the sale is conditional on satisfaction of usual closing conditions, including the purchaser obtaining financing for the acquisition and certain third party consents. It is anticipated the sale will be completed by the end of September 2002. The financial effect of entering into this conditional sale has not been brought to account in the financial statements for the year ended 30 June 2002.

NOTE 26. EARNINGS PER SHARE

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) Ordinary shares.

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) 2003 Options outstanding (refer note 17 for further details).

(b) CP Shares (refer note 17 for further details).

Earnings reconciliation	Consolidated		
	2002 A$ million	2001 A$ million	2000 A$ million
Net profit	**149.5**	90.5	83.7
Net profit attributable to outside equity interests	**(3.3)**	(2.0)	(1.5)
	146.2	88.5	82.2
Less: CP Shares dividends	**(15.9)**	–	–
Basic earnings	**130.3**	88.5	82.2
Add: CP Shares dividends	**15.9**	–	–
Diluted earnings	**146.2**	88.5	82.2

Weighted average number of shares used as the denominator	**Shares (million)**	Shares (million)	Shares (million)
Number for basic earnings per share	**751.2**	648.6	532.8
Adjust for:			
Effect of 2003 Options	**850.7**	826.0	607.9
Effect of CP Shares	**701.4**	–	–
Number for diluted earnings per share	**2,303.3**	1,474.6	1,140.7

During the current year 101.1 million (2001 – 161.1 million; 2000 – 8.2 million) 2003 Options were converted to ordinary shares. The diluted EPS calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 33.9 million (2001 – 35.6 million; 2000 – 2.9 million).

From 1 July 2002 to 22 August 2002, 66,802 2003 Options and 1,200 CP Shares were converted to ordinary shares. These shares have not been included in the calculation of basic EPS as at 30 June 2002.

The potential ordinary shares in Conversion Bonds (35.5 million; 2001 – 33.9 million; 2000 – 33.9 million), incentive plan options (0.1 million; 2001 – 0.8 million; 2000 – 1.1 million) and Estate Mortgage Notes (Nil; 2001 – 12.0 million; 2000 – 12.0 million) have not been included in the calculation of diluted EPS as they are not dilutive. Full details of these securities are set out in note 17.

A$ million	Consolidated 2002	2001	2000	Burns, Philp & Company Limited 2002	2001
NOTE 27. RELATED PARTIES					
Amounts receivable from related parties					
Current:					
Associates	1.8	3.6	4.0	–	0.2
Wholly owned controlled entities	–	–	–	251.5	44.0
Directors	–	–	0.1	–	–
Amounts payable to related parties					
Current:					
Associates	0.3	0.3	–	–	–
Wholly owned controlled entities	–	–	–	3.7	43.0
Transactions with related parties					
Dividends received from wholly owned controlled entities	–	–	–	16.0	–
Interest received from wholly owned controlled entities	–	–	–	9.0	0.5
Management and guarantee fees received from wholly owned controlled entities	–	–	–	4.7	11.1

Directors and director related entities

The names of persons who held the office of Director of Burns, Philp & Company Limited during the year are: A G McGregor, M D I Burrows, T J Degnan, G R Hart and F W Smith.

Information on the remuneration of Directors is disclosed in note 29.

Directors' loans

At 30 June 2002 loans to directors amounted to $3,771 (2001 – $7,039; 2000 – $61,544). During the year, loan repayments of $2,563 (2001 – $55,286; 2000 – $2,664) and interest payments of $382 (2001 – $44; 2000 – $400) were received in relation to directors' loans.

Directors' and director related entities' holdings of shares and share options

Details of Directors' and director related entities' share and option holdings in Burns, Philp & Company Limited at the reporting date and details of movements in these holdings during the period are set out on page 76. In respect of these holdings, dividends are payable to Directors and director related entities on the same terms and conditions as other shareholders.

NOTE 27. RELATED PARTIES (CONTINUED)

Number of Ordinary Shares, CP Shares and 2003 Options	2002	2001	2000
Ordinary Shares			
Balance at beginning of year	**107,480,720**	107,480,720	106,365,720
Ordinary shares acquired during the year	–	–	1,115,000
Balance at end of year and 22 August 2002	**107,480,720**	107,480,720	107,480,720
CP Shares			
Balance at beginning of year	–	–	–
CP Shares acquired during the year	**538,376,663**	–	–
Balance at end of year and 22 August 2002	**538,376,663**	–	–
2003 Options*			
Balance at beginning of year	**987,033,586**	987,033,586	577,763,305
2003 Options acquired during the year	–	–	409,270,281
Balance at end of year and 22 August 2002	**987,033,586**	987,033,586	987,033,586

* No other options are held by Directors or director-related entities.

Other directors' and director related entities' transactions

G R Hart is managing director and substantial shareholder of Rank Group Limited (Rank). During the year, the Company paid to Rank $1,349,000 (2001 – $1,542,000; 2000 – $1,293,000) in reimbursement of salaries and expenses of employees of Rank who performed services for the Company during the year.

Each of the Directors of Burns, Philp & Company Limited hold ordinary shares, 2003 Options and CP Shares as detailed on page 15 of the Directors' Report. Each of the Directors will participate in benefits which they are entitled to receive as a result of holding the ordinary shares, 2003 Options and CP Shares in accordance with their relevant terms of issue.

From time to time Directors of the Company, directors of its controlled entities, or director related entities, may purchase goods from the consolidated entity. These purchases are on the same terms and conditions as the consolidated entity's employees or customers and are trivial in nature.

Controlled entities

Information relating to controlled entities is set out in note 30.

Loans are provided to controlled entities at annual interest rates varying from 0% to commercial rates.

Details of dividends and interest transactions between Burns, Philp & Company Limited and its controlled entities are set out in note 2.

Associates

Information relating to investments in and dividends received from associates is set out in note 10.

Superannuation plans

Information relating to superannuation and pension plans is set out in note 28.

Materiality

In accordance with AASB 1017 Related Party Disclosures, all transactions with directors and director related entities have been disclosed. However, in respect of other related parties, only material transactions have been disclosed.

NOTE 28. SUPERANNUATION PLANS

The consolidated entity sponsors 4 (2001 – 4; 2000 – 4) defined contribution and 5 (2001 – 5; 2000 – 6) defined benefit employee superannuation plans.

Superannuation plans have not been extended to some overseas controlled entities where there are suitable national plans available. In Australia and New Zealand, Burns Philp's employees are covered by defined contribution plans not sponsored by the consolidated entity.

Details of plans sponsored by the consolidated entity are set out below:

Country	Fund	Benefit Type	Date of Last Actuarial Valuation
Canada	Burns Philp Food Limited Retirement Savings Plan for Salaried Employees	Accumulation	Not required
Canada	Burns Philp Food Limited Retirement Savings Plan for Hourly Employees	Accumulation	Not required
Germany	Fürsorgeverein der Deutsche Hefewerke GmbH e.V.	Defined Benefit (Pension)	30 June 2002
USA	Burns Philp Inc Retirement Plan for Bargaining Unit Employees	Defined Benefit (Pension)	30 June 2002
USA	Burns Philp Inc Retirement Plan for Non Bargaining Unit Employees	Defined Benefit (Pension)	30 June 2002
USA	Burns Philp Inc. Savings Plan	Accumulation	Not required
USA	Tone Brothers, Inc. Savings Plan	Accumulation	Not required
USA	Tone Brothers, Inc. Plan	Defined Benefit (Lump Sum)	30 June 2002
USA	Tone Brothers, Inc. Non Bargaining Retirement Plan	Defined Benefit (Lump Sum)	30 June 2002

Plan benefits consist of either cash accumulation plans with defined contribution levels or defined benefit plans with a retirement benefit based on years of service and final average salary.

In the case of defined benefit plans, employer contributions are based on the advice of the plans' actuaries. Employee contributions are based on various percentages of their gross salaries. After serving a qualifying period, all employees are entitled to benefits on retirement, disability or death. In accordance with the various Trust Deeds, the Company and other controlled entities are under no legal obligation to make up any shortfall in the plans' assets to meet payments due to employees.

Employer contributions to defined benefit plans during the year ended 30 June 2002 were $6.7 million (2001 – $5.8 million; 2000 – $4.1 million).

Employer contributions to defined contribution plans during the year ended 30 June 2002 were $2.4 million (2001 – $2.8 million; 2000 – $2.5 million).

NOTE 28. SUPERANNUATION PLANS (CONTINUED)

The accrued benefits, plan assets at net market value and vested benefits of the defined benefit plans as per the most recent 30 June financial statements of the plans are set out in the table below. Accrued benefits are benefits which the plans are presently obliged to pay at some future date, as a result of membership of the plans. Vested benefits are benefits which are not conditional upon the continued membership of the plans or any factor, other than resignation from the plans.

The Directors, based on the advice of the trustees of the defined benefit plans, are not aware of any changes in circumstances since the date of the most recent financial statements of the plans which would have a material impact on the overall financial position of the plans.

Defined Benefit Plans

	Accrued Benefits			Plan Assets at Net Market Value			Excess (Deficit)			Vested Benefits		
A$ million	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Fürsorgeverein der Deutsche Hefewerke GmbH e.V. (a)	**19.2**	18.0	16.1	**2.5**	2.5	2.6	**(16.7)**	(15.5)	(13.5)	**17.6**	16.5	15.6
Burns Philp Inc. Retirement Plan for Bargaining Unit Employees (a)	**5.6**	5.5	4.1	**4.1**	4.9	4.6	**(1.5)**	(0.6)	0.5	**5.5**	5.3	4.1
Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees (a)	**28.7**	29.2	28.3	**16.8**	20.5	24.9	**(11.9)**	(8.7)	(3.4)	**22.6**	22.5	21.6
Tone Brothers, Inc. Plan	**7.4**	5.3	3.6	**9.8**	7.5	4.4	**2.4**	2.2	0.8	**7.0**	4.7	3.4
Tone Brothers, Inc. Non Bargaining Retirement Plan (b)	**7.5**	6.0	–	**5.0**	4.3	–	**(2.5)**	(1.7)	–	**4.0**	3.2	–
Burns Philp (New Zealand) Limited Group Superannuation Plan (c)	**–**	–	1.5	**–**	–	2.9	**–**	–	1.4	**–**	–	1.5
Burns Philp (UK) Pension Plan (d)	**–**	–	3.7	**0.2**	0.2	4.5	**0.2**	0.2	0.8	**–**	–	3.6

(a) Adequate provision has been made in the consolidated financial statements for the deficit.

(b) On 1 December 2000 Tone Brothers, Inc. employees were transferred into this plan from the Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees. Adequate provision has been made in the consolidated financial statements for the deficit.

(c) The Burns Philp (New Zealand) Limited Group Superannuation Plan was, during the year ended 30 June 2001, replaced by a new plan operated by AMP. This plan is a defined contribution plan and only Burns Philp's New Zealand employees are eligible to join the plan.

(d) All members are now covered by a private pension arrangement and the plan is in the process of being wound up.

NOTE 29. DIRECTORS' AND EXECUTIVES' REMUNERATION

Directors' income

The number of Directors of the Company whose income from the Company or any related party falls within the following bands was:

	Burns, Philp & Company Limited	
Number of Directors	**2002**	2001
A$'000		
0 – 10	1	1
50 – 60	2	2
140 – 150	1	–
150 – 160	–	1
3,010 – 3,020	–	1
3,880 – 3,890	1	–

	Consolidated			Burns, Philp & Company Limited	
A$'000	**2002**	2001	2000	**2002**	2001
Total income paid or payable, or otherwise made available to all Directors of the Company and directors of controlled entities from the Company or any related party (a)	**17,549**	16,650	16,170	**4,138**	3,277

(a) The maximum amount of fees payable to non executive Directors of Burns, Philp & Company Limited, in aggregate, is $450,000 (exclusive of retirement payments). This was approved at the 1993 Annual General Meeting. For the year to 30 June 2002, the basic fee paid to a non executive Director was $45,000, except for the Deputy Chairman who was not paid a fee. The Chairman was paid three times the basic fee, ie $135,000 plus statutory superannuation contribution.

NOTE 29. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONTINUED)

Executives' remuneration

The remuneration of executives who work wholly or mainly outside Australia are not included in this disclosure. Executive officers are those officers involved in the strategic direction, general management or control of business at a Company or operating division level.

The number of executive officers of the Company and of controlled entities, whose remuneration from the Company or related parties and from entities in the consolidated entity, falls within the following bands was:

	Consolidated			Burns, Philp & Company Limited	
Number of Australian Executives	**2002**	2001	2000	**2002**	2001
A$'000					
110 – 120	1	–	–	–	–
120 – 130	–	–	1	–	–
140 – 150	–	1	–	–	–
150 – 160	1	–	–	–	–
160 – 170	–	1	–	–	–
190 – 200	1	–	1	–	–
210 – 220	–	1	–	–	1
220 – 230	1	1	4	1	–
230 – 240	–	1	1	–	1
240 – 250	–	1	–	–	–
250 – 260	1	–	–	1	–
280 – 290	1	–	–	1	–
290 – 300	–	–	1	–	–
310 – 320	–	2	–	–	1
340 – 350	1	–	–	1	–
370 – 380	1	–	–	1	–
410 – 420	–	1	–	–	1
430 – 440	–	–	2	–	–
470 – 480	1	–	–	1	–
790 – 800	–	1	–	–	1
2,590 – 2,600	–	–	1	–	–
3,010 – 3,020	–	1	–	–	1
3,880 – 3,890	1	–	–	1	–

A$'000					
Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more	**6,310**	6,103	5,223	**5,845**	5,001

NOTE 30. CONTROLLED ENTITIES

Except where otherwise noted, controlled entities are wholly owned and carry on business in the country of incorporation, with investments in controlled entities comprising ordinary shares.

Controlled Entities at 30 June 2001 and 30 June 2002	Country of Incorporation
Compania Argentina de Levaduras SAIC(e)(f)(h)	Argentina
Sudamericana de Levaduras SA de Inversiones(f)(g)	Argentina
Surgras SA(h)	Argentina
Bevsel Pty Ltd(s)	Australia
BPT South Pacific Pty Ltd(e)	Australia
Burns Philp Camellia Pty Ltd(a)(b)(e)(f)(g)	Australia
Burns Philp Custodians Pty Ltd(a)	Australia
Burns Philp Food Holdings Pty Ltd(a)(b)(f)(g)	Australia
Burns Philp Food Overseas Holdings Ltd(a)(b)(c)(f)(g)	Australia
Burns Philp Food Properties Pty Ltd(a)(b)(c)(f)(g)	Australia
Burns Philp Food Services Pty Ltd(a)(b)(e)(f)(g)	Australia
Burns Philp Hardware Holdings Pty Ltd(a)(b)(c)(e)	Australia
Burns Philp International Investments Pty Ltd(s)	Australia
Burns Philp Investments Pty Ltd(a)(b)(c)(e)	Australia
Burns Philp Microbiology Pty Ltd	Australia
Burns Philp Middle East Pty Ltd(a)(b)(f)(g)	Australia
Burns Philp Overseas Holdings Ltd(a)(b)(e)(f)(g)	Australia
Burns Philp Pakistan Pty Ltd(a)(b)(f)(g)	Australia
Burns Philp Shipping Holdings Pty Ltd(e)	Australia
Burns Philp South America Pty Ltd(a)(b)(f)(g)(t)	Australia
Burns Philp Technology Pty Ltd(a)(b)(f)(g)	Australia
Burns Philp Technology & Development Pty Ltd(a)(b)(f)(g)	Australia
Burns Philp Treasury (Australia) Ltd(f)(g)	Australia
E L Bell Pty Ltd(e)	Australia
Indonesian Yeast Company Pty Ltd(a)(b)(f)(g)	Australia
Integrated Ingredients Indonesia Pty Ltd(a)(b)	Australia
Integrated Ingredients Pty Ltd(a)(b)(c)	Australia
Mauri Fermentation Argentina Pty Ltd(a)(b)(f)(g)	Australia
Mauri Fermentation Brazil Pty Ltd(a)(b)(f)(g)	Australia

Controlled Entities at 30 June 2001 and 30 June 2002 (continued)	Country of Incorporation
Mauri Fermentation Chile Pty Ltd(a)(b)(f)(g)	Australia
Mauri Fermentation China Pty Ltd(a)(b)(f)(g)	Australia
Mauri Fermentation India Pty Ltd(a)(b)(f)(g)	Australia
Mauri Fermentation Indonesia Pty Ltd(a)(b)(f)(g)	Australia
Mauri Fermentation Malaysia Pty Ltd(a)(b)(f)(g)	Australia
Mauri Fermentation Philippines Pty Ltd(a)(b)(f)(g)	Australia
Mauri Fermentation Vietnam Pty Ltd(a)(b)(f)(g)	Australia
Mauri Grocery Pty Ltd(e)	Australia
Mauri Integrated Ingredients Pty Ltd(a)(b)(c)(e)	Australia
Mauri Yeast Australia Pty Ltd(a)(b)(e)(f)(g)	Australia
MBT Engineering Pty Ltd(a)(b)(c)	Australia
MBT Fabrication Services Pty Ltd(a)(b)	Australia
Nanged Pty Ltd	Australia
Terminals Pty Ltd(a)(b)(d)(f)(g)	Australia
Burns Philp A & B Ltd(i)	Bangladesh
Mauri Brasil Industria, Comercio E Importacao Ltda(e)(f)	Brazil
Burns Philp Food Ltd(e)(f)(g)(s)	Canada
Burns Philp Chile Inversiones Ltda	Chile
Harbin Mauri Yeast Company Ltd(j)	China
Hebei Mauri Food Company Ltd(k)	China
Panyu Mauri Food Company Ltd(l)	China
Yantai Mauri Yeast Company Ltd(l)	China
BEG France SARL(m)	France
BEG Backhefe Export GmbH(m)	Germany
Burns Philp Deutschland Export Nahrungsmittel-Vertriebsgesellschaft mbH	Germany
Burns Philp Deutschland GmbH(f)(g)	Germany
Burns Philp Deutschland Grundbesitz GmbH(e)(f)(g)	Germany
Deutsche Hefewerke GmbH & Co oHG(e)(f)(g)	Germany
Deutsche Hefewerke Verwaltungs GmbH(f)(g)	Germany
Hefe-Patent GmbH(n)	Germany
Burns Philp India (Private) Ltd	India
Cochin Spices Private Ltd	India
Mauri Yeast India (Private) Ltd(p)	India

NOTE 30. CONTROLLED ENTITIES (CONTINUED)

Controlled Entities at 30 June 2001 and 30 June 2002 (continued)	Country of Incorporation
Burns Philp Alimentos S de RL de CV	Mexico
Burns Philp Mexico, SA de CV	Mexico
Burns Philp Netherlands European Holdings BV(f)(g)	The Netherlands
Burns Philp Treasury (Europe) BV(f)(g)	The Netherlands
BST (Auckland) Ltd(f)(g)(s)	NZ
Bulk Storage Terminals Ltd(f)(g)	NZ
Burns Philp (New Zealand) Ltd(e)(f)(g)	NZ
New Zealand Food Industries Ltd(e)(f)(g)	NZ
Pinnacle NZ Ltd(s)	NZ
Mauri Fermentos, SA(h)	Portugal
Burns Philp Food SA(f)(g)	Spain
Burns Philp Lanka (Private) Ltd	Sri Lanka
Mauri Maya Sanayi AS	Turkey
Burns Philp (U.K.) PLC(e)(f)(g)(s)	UK
Burns Philp Europe Ltd	UK
Burns Philp Pension Plan Ltd	UK
S. Hoffnung & Co (w)	UK
Burns Philp Food Inc(e)(f)(g)(s)	USA
Burns Philp Food North America Inc	USA
Burns Philp Inc(e)(f)(g)	USA
Tone Brothers, Inc(e)(f)(g)	USA
Fitamar SA(q)	Uruguay
Levadura Uruguaya SA(f)(g)(h)	Uruguay
Mauri-La Nga Fermentation Co Ltd(o)	Vietnam

Controlled Entities at 30 June 2001 disposed of during the year	Country of Incorporation
Burns Philp Canada Inc(u)	Canada
Burns Philp Shipping Agencies (HK) Ltd(v)	Hong Kong
Mauri Fermentation (Hong Kong) Ltd(v)	Hong Kong
Burns Philp Custodians (NZ) Ltd(v)	NZ
Juventa Ltd(v)	NZ

Controlled Entities at 30 June 2001 and 30 June 2002 in voluntary liquidation	Country of Incorporation
Burns Philp Nominees Pty Ltd	Australia
Burns Philp Retail (Fiji) Pty Ltd	Australia
Burns Philp Hardware Overseas Holdings Pty Ltd	Australia
Burns Philp Rights Sale Service Pty Ltd	Australia
Burns Philp Shipping Overseas Holdings Pty Ltd	Australia
Burns Philp Shipping Overseas Investments Pty Ltd	Australia
Consolidated Stevedores Holdings Pty Ltd	Australia
Wyong Hardware & Building Supplies Pty Ltd	Australia
Wyong Timber Milling Co Pty Ltd	Australia
Burns Philp Shipping Agencies (Fiji) Ltd	Fiji
Burns Philp Shipping (Far East) Ltd(s)	Hong Kong
Burns Philp Investments (PNG) Ltd	PNG
Burns Philp Investments PLC	UK
Burns Philp R&D Ltd(s)	UK

Controlled Entity acquired during the year	
Burns Philp Capital Pty Ltd(f)(r)	Australia

(a) A party to a Deed of Cross Guarantee with Burns, Philp & Company Limited dated 13 May 1992. Burns Philp Custodians Pty Limited is the Trustee appointed under this Deed.

(b) Granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418.

(c) Entered into a Deed of Revocation with Burns, Philp & Company Limited dated 15 March 2002 whereby the Deed of Cross Guarantee will cease to apply to such company effective 6 October 2002.

(d) Entered into a Deed of Assumption with Burns, Philp & Company Limited and Burns Philp Custodians Pty Limited dated 21 November 2001, whereby such company was joined as a party to the Deed of Cross Guarantee.

(e) Burns, Philp & Company Limited and (in some countries only) Burns Philp Food Overseas Holdings Limited (BPFOSH) and Burns Philp Treasury (Australia) Limited (BPTA) have entered into a Deed Poll whereby these controlled entities have been released from a number of agreements (Upstream Undertakings) whereby pursuant to such Upstream Undertakings these controlled entities had formerly agreed to provide loans to Burns, Philp & Company Limited, BPFOSH and BPTA.

(f) As part of the security arrangements entered into with the consolidated entity's financiers (refer note 15(c)), such controlled entities entered into or acceded to a Deed of Guarantee and Indemnity whereby such entities guaranteed payment of amounts owing under certain financing documents (including those facilities the subject of the Override Agreement and the 7.5% Notes Trust Deed). There is also an indemnity in support of this guarantee. The Deed of Guarantee and Indemnity continues in place for the benefit of the financiers party to the Senior Funding Agreement, notwithstanding the termination of the Override Agreement and the repayment of the 7.5% Notes.

(g) As part of the issue of the Senior Subordinated Notes (refer note 15(c)) such controlled entities entered into an Indenture whereby the payment of principal and interest, and performance of all other obligations in respect of the Senior Subordinated Notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and such controlled entities.

Ownership Interest at 30 June

	2002	2001	2000
	%	%	%
(h)	**97**	96	96
(i)	**51**	51	51
(j)	**85**	85	85
(k)	**90**	90	90
(l)	**60**	60	60
(m)	**80**	80	80
(n)	**67**	67	67
(o)	**66**	66	66
(p)	**100**	100	–
(q)	**96**	96	–
(r)	**100**	–	–

(s) Investment comprises ordinary and preference shares.

(t) Name changed during the year from Burns Philp Japan Pty Ltd.

(u) Burns Philp Canada Inc and Burns Philp Food Limited were amalgamated during the year and the successor company is Burns Philp Food Limited.

(v) During the year, Burns Philp Shipping Agencies (HK) Ltd, Mauri Fermentation (Hong Kong) Ltd and Juventa Ltd were voluntarily liquidated and Burns Philp Custodians (NZ) Ltd was voluntarily struck off. There was no profit or loss on the voluntary liquidation or striking off of these entities.

(w) Converted to an unlimited company during the year.

NOTE 31. EVENTS SUBSEQUENT TO BALANCE DATE

(a) On 9 September 2002 Burns Philp Treasury (Europe) BV, after having given notice to the Trustee and holders of the Debt Bonds on 1 August 2002, redeemed all of the outstanding Debt Bonds. Upon redemption of the Debt Bonds, the Debt Bonds and the attached Conversion Bonds were cancelled (refer note 17 for further details).

(b) On 7 August 2002 the Company announced that it had entered into an agreement to sell the Terminals Division to subsidiaries of Kaneb Pipe Line Operating Partnership LP for anticipated sale proceeds of $83 million. Completion of the sale is conditional on obtaining a number of third party consents, including New Zealand Overseas Investment Commission approval and certain lessors' approvals. It is anticipated that these consents will be obtained and the sale completed prior to the end of September 2002. The financial effect of entering into this conditional sale has not been brought to account in the financial statements for the year ended 30 June 2002 (refer note 25 for further details).

c) On 23 August 2002 the Company entered into an agreement for the sale of the North American Vinegar Division to Swander Pace Capital L.L.C. for anticipated sale proceeds of $88 million. Completion of the sale is conditional on satisfaction of usual closing conditions, including the purchaser obtaining financing for the acquisition and certain third party consents. It is anticipated the sale will be completed by the end of September 2002. The financial effect of entering into this conditional sale has not been brought to account in the financial statements for the year ended 30 June 2002 (refer note 25 for further details).

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The Group enters into interest rate swaps and forward rate agreements to manage cash flow risks associated with the interest rates on borrowings that are floating.

Interest rate swap and forward rate agreements

Interest rate swaps allow the Group to swap floating rate borrowings into fixed rates. Maturities of swap contracts are principally between one and five years.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. At 30 June 2002 the fixed rates varied from 4.01% to 7.15% (2001 – 3.85% to 7.15%; 2000 – 3.85% to 8.16%) and the floating rates were at bank bill rates plus a credit margin.

The Group from time to time enters into forward rate agreements, with expiration terms ranging out to three years, to offset changes in the rates paid on short term floating debt. No forward rate agreements were outstanding at year end (2001 – Nil; 2000 – Nil).

Interest rate risk exposure

The Group's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities at 30 June is set out below.

		Fixed Interest Maturing in				
A$ million	**Floating**	**1 year or less**	**Over 1 year to 5 years**	**More than 5 years**	**Non interest bearing**	**Total**
2002						
Financial assets						
Cash assets	923.6	–	–	–	–	923.6
Receivables	–	–	–	–	162.2	162.2
Investments	–	–	–	–	6.7	6.7
	923.6	–	–	–	168.9	1,092.5
Weighted average interest rate	1.97%					
Financial liabilities						
Senior indebtedness	756.5	–	–	–	–	756.5
Debt Bonds	–	174.8	–	–	–	174.8
Senior Subordinated Notes	–	–	–	711.0	–	711.0
Bank overdrafts and other indebtedness	9.1	4.1	–	–	–	13.2
Payables	–	–	–	–	146.0	146.0
	765.6	178.9	–	711.0	146.0	1,801.5
Interest rate swaps	(392.2)	69.7	322.5	–	–	–
Weighted average interest rate	4.46%	5.52%	5.65%	9.75%		

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

		Fixed Interest Maturing in				
A$ million	Floating	1 year or less	Over 1 year to 5 years	More than 5 years	Non interest bearing	Total
2001						
Financial assets						
Cash assets	218.2	–	–	–	–	218.2
Receivables	–	–	–	–	234.8	234.8
Investments	–	–	–	–	7.6	7.6
	218.2	–	–	–	242.4	460.6
Weighted average interest rate	4.60%					
Financial liabilities						
Senior indebtedness	595.0	241.4	–	–	–	836.4
Debt Bonds	–	–	197.4	–	–	197.4
7.5% Notes	–	260.9	5.3	–	–	266.2
Bank overdrafts and other indebtedness	11.7	–	–	–	–	11.7
Payables	–	–	–	–	174.7	174.7
	606.7	502.3	202.7	–	174.7	1,486.4
Interest rate swaps	(504.4)	56.5	447.9	–	–	–
Weighted average interest rate	5.38%	7.47%	5.67%			
2000						
Financial assets						
Cash assets	188.9	–	–	–	–	188.9
Receivables	–	–	–	–	191.7	191.7
Investments	–	–	–	–	7.6	7.6
	188.9	–	–	–	199.3	388.2
Weighted average interest rate	5.96%					
Financial liabilities						
Senior indebtedness	538.6	7.4	202.5	–	–	748.5
Debt Bonds	–	–	167.2	–	–	167.2
7.5% Notes	–	–	298.4	–	–	298.4
Bank overdrafts and other indebtedness	6.2	–	–	–	–	6.2
Payables	–	–	–	–	154.4	154.4
	544.8	7.4	668.1	–	154.4	1,374.7
Interest rate swaps	(473.3)	5.6	442.7	25.0	–	–
Weighted average interest rate	6.79%	7.50%	6.55%	5.75%		

Foreign Exchange Risk

The Group does not hedge its statement of financial position using derivative contracts.

Credit Risk Exposure

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised financial instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statement of financial position is the carrying amount, net of any provision for doubtful debts. The Group is not materially exposed to any individual customer.

Unrecognised financial instruments

The credit risk on unrecognised derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the next amount to be received from counterparties on contracts that are favourable to the Group. There was no accrued amount due to the Group at 30 June 2002 (2001 – Nil; 2000 – $1.0 million).

Net Fair Values of Financial Assets and Liabilities

Valuation approach

Net fair values of listed financial assets and liabilities are determined by reference to the market price of these instruments adjusted for transaction costs necessary to realise the asset or settle the liability.

Recognised financial instruments

The carrying amounts and net fair values of financial assets and liabilities as at 30 June are as follows:

	Consolidated					
	Carrying Amount			Net Fair Value		
A$ million	**2002**	2001	2000	**2002**	2001	2000
Financial assets						
Cash assets	**923.6**	218.2	188.9	**923.6**	218.2	188.9
Receivables	**162.2**	234.8	191.7	**162.2**	234.8	191.7
Investments	**6.7**	7.6	7.6	**6.7**	7.6	7.6
Financial liabilities						
Senior indebtedness	**756.5**	836.4	748.5	**756.5**	842.3	758.0
Debt Bonds	**174.8**	197.4	167.2	**174.8**	178.9	137.4
7.5% Notes	**–**	266.2	298.4	**–**	352.7	253.6
Senior Subordinated Notes	**711.0**	–	–	**711.0**	–	–
Bank overdrafts and other indebtedness	**13.2**	11.7	6.2	**13.2**	11.7	6.2
Payables	**146.0**	174.7	154.4	**146.0**	174.7	154.4

NOTE 32. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

Unrecognised financial instruments

The net fair values of unrecognised financial instruments held as at 30 June are as follows:

	Consolidated		
A$ million	**2002**	2001	2000
Interest rate swaps – unrealised (loss)/gain	**(17.0)**	(4.3)	15.8

The valuations of unrecognised financial instruments detailed in this note reflect the estimated amounts which the Group expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at the reporting date. This is based on independent market quotations and determined using standard valuation techniques.

The unrealised loss (or "mark-to-market") of $17.0 million (2001 – $4.3 million loss; 2000 – $15.8 million gain) represents the difference between funding actions of the Group over time, compared to what could have been achieved if all the funding was renegotiated at year end. Profits and losses associated with the closure of interest rate derivative contracts during the year have historically been taken to the statement of financial performance at the time of closure as a credit or debit to borrowing costs. There were no profits and losses associated with the closure of interest rate derivative contracts during the years ended 30 June 2000, 30 June 2001 and 30 June 2002.

As interest rates are subject to volatility, the Group's economic position on hedging transactions can change substantially in line with interest rate movements. As the Group enters into these transactions for hedging purposes and does not actively trade in these instruments, it is not appropriate to recognise the impact of marking to market the position existing at balance date in the consolidated result.

Directors' Declaration

1. In the opinion of the Directors of Burns, Philp & Company Limited (the Company):

   (a) the financial statements and notes set out on pages 27 to 88 are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

      (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the subsidiaries identified in note 30 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors.

T.J. Degnan

Thomas J Degnan
Managing Director

Sydney, 10 September 2002

Independent Audit Report

TO THE MEMBERS OF BURNS, PHILP & COMPANY LIMITED

Scope

We have audited the financial report of Burns, Philp & Company Limited (the Company) for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 32, and the directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Burns, Philp & Company Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Sydney, 10 September 2002

Alan Walsh
Partner

Five Year Summary

A$ million unless indicated		2002	2001	2000	1999	1998
Statement of Financial Performance						
Sales		**1,391.6**	1,421.6	1,286.3	1,373.0	1,856.7
EBIT (before individually significant items)		**222.0**	185.4	173.9	172.7	142.0
Individually significant items		**(35.2)**	–	5.2	14.7	(258.9)
Total EBIT		**186.8**	185.4	179.1	187.4	(116.9)
Net interest expense		**(65.9)**	(82.8)	(81.0)	(101.5)	(112.2)
Profit/(loss) from ordinary activities before tax and outside equity interests		**120.9**	102.6	98.1	85.9	(229.1)
Income tax (expense) before individually significant income tax item		**(19.3)**	(12.1)	(14.4)	(18.3)	(9.7)
Individually significant income tax benefit/(expense)		**47.9**	–	–	–	(46.3)
Outside equity interests		**(3.3)**	(2.0)	(1.5)	(1.7)	(0.3)
Net profit/(loss) attributable to Burns, Philp & Company Limited shareholders		**146.2**	88.5	82.2	65.9	(285.4)
Statement of Financial Position						
Equity attributable to Burns, Philp & Company Limited shareholders		**460.6**	252.7	111.0	14.6	5.2
Net debt		**731.9**	1,098.5	1,031.4	1,073.2	1,364.8
Total assets		**2,364.5**	1,860.8	1,596.7	1,417.9	2,238.2
Total liabilities		**1,885.0**	1,582.9	1,467.1	1,384.3	2,209.0
Ordinary Share Information						
Dividends per share	Cents	**Nil**	Nil	Nil	Nil	Nil
Number of shares issued	Million	**802.7**	699.9	538.8	530.6	530.6
Number of shareholders	Thousand	**26.7**	24.3	23.9	23.4	20.4
Share price	High $	**0.74**	0.57	0.68	0.43	2.58
	Low $	**0.36**	0.38	0.26	0.06	0.04
	Last $	**0.65**	0.46	0.42	0.29	0.13
General						
Net assets per share	$	**0.28**	0.36	0.21	0.03	0.01
Net debt to equity (including outside equity interests)	%	**152.6**	393.5	795.8	3,194.0	4,674.0
Basic earnings/(loss) per share	Cents	**17.3**	13.6	15.4	12.4	(53.8)
Diluted earnings/(loss) per share	Cents	**6.3**	6.0	7.2	5.6	(53.8)
EBIT (before individually significant items) to sales	%	**16.0**	13.0	13.5	12.6	7.6
EBIT (before individually significant items) to total assets	%	**9.4**	10.0	10.9	12.2	6.3
EBITDA (before individually significant items)		**294.5**	261.9	244.9	243.6	215.7
Times interest covered	Times	**2.8**	2.2	2.2	1.7	1.3
Number of employees	Thousand	**3.8**	3.8	4.1	4.2	4.6

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